As Filed with the Securities and Exchange Commission on November 21, 2016

 Registration No. 333-214741

United States

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

POST-EFFECTIVE

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER THE

SECURITIES ACT OF 1933

CREATIVE MEDICAL TECHNOLOGY HOLDINGS, INC.

(Exact name of Registrant as Specified in Its Charter)

Nevada	2836	87-0622284
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2017 W Peoria Avenue

Phoenix, AZ 85029

(602) 680-7439

(Address, including zip code, and telephone number, including area code,

of registrant's principal executive offices)

Timothy Warbington, CEO

2017 W Peoria Avenue

Phoenix, AZ 85029

(602) 680-7439

timwarbington@yahoo.com

(Name, address, including zip code, and telephone number

including area code, of agent for service)

Copies to:

Ronald N. Vance

Vance, Higley & Associates, P.C.

Attorneys at Law

1656 Reunion Avenue

Suite 250

South Jordan, UT 84095

(801) 446-8802

(801) 446-8803 (fax)

ron@vancelaw.us

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement (the “Registration Statement”) of Creative Medical Technology Holdings, Inc., a Nevada corporation (the “Registrant”), is being filed to update the Registration Statement by updating the Registrant’s Financial Statements after the filing of the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016.

SUBJECT TO COMPLETION, DATED FEBRUARY 22, 2017

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Creative Medical Technology Holdings, Inc.

23,732,669 Shares of Common Stock

This prospectus relates to the resale by the selling stockholders of up to 23,732,669 shares of our common stock. The selling stockholders acquired the shares being offered in this prospectus pursuant to the reverse merger transaction with our operating subsidiary completed on May 18, 2016.

The selling stockholders, or their pledgees, donees, transferees or other successors-in-interest, may offer the shares of our common stock for resale in the over-the-counter market, in isolated transactions, or in a combination of such methods of sale. The selling stockholders will sell their shares at prevailing market prices or privately negotiated prices. There will be no underwriter’s discounts or commissions, except for the charges to a selling shareholder for sales through a broker-dealer. All net proceeds from a sale will go to the selling shareholder and not to us. We will pay the expenses of registering these shares.

Our stock is quoted on OTCQB under the symbol “CELZ.” On February 21, 2017, the last reported sale price of shares of our common stock on the OTCQB Marketplace was $0.464.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements.  Investing in our stock involves risks. You should carefully consider the Risk Factors beginning on page 7 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is ____________, 2017

We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

For investors outside the U.S.: We have not and the selling stockholders have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the U.S. You are required to inform yourselves about and to observe any restrictions relating to the offering of the shares of common stock and the distribution and possession of this prospectus outside of the U.S.

Unless otherwise indicated, any reference to “our company”, “we”, “us”, or “our” refers to Creative Medical Technology Holdings, Inc., and as applicable to its wholly owned subsidiary, Creative Medical Technologies, Inc., a Nevada corporation.

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PROSPECTUS SUMMARY

The following summary highlights material information contained in this prospectus. This summary does not contain all the information you should consider before investing in the securities. Before making an investment decision, you should read the entire prospectus carefully, including the “Risk Factors” section, the financial statements and the notes to the financial statements.

Creative Medical Technology Holdings, Inc.

We were incorporated on December 3, 1998, in the State of Nevada, and have one wholly-owned subsidiary, Creative Medical Technologies, Inc., a Nevada corporation (“CMT”), which conducts all of our business operations. On September 14, 2016, we formed a limited liability company, Amniostem LLC Inc., in Nevada for the purpose of creating and/or licensing intellectual property in the area of amniotic fluid derived stem cells for therapeutic applications. This entity is a wholly owned subsidiary of CMT and has not commenced any business activities.

We had only limited operations during this startup phase through June 30, 2008, at which time we ceased all business operations because of increased competition in the industry, dwindling sales, and elevated costs associated with generating sales.

On May 18, 2016, we closed an Agreement and Plan of Merger (the “Merger Agreement”) with CMT, Steven L. White, our principal shareholder and the sole officer and director, and Jolley Acquisition Corp., a Nevada corporation and wholly owned subsidiary of our company (the “Merger Sub”). As a result of the closing of the Merger Agreement, the Merger Sub was merged with and into CMT with CMT being the surviving corporation and CMT became our wholly-owned subsidiary. Effective May 18, 2016, we filed Articles of Merger and Articles of Exchange with the Nevada Secretary of State evidencing the closing and the issuance of our shares to the shareholders of CMT. Following closing, Mr. White, who was our majority shareholder prior to the closing, sold 15,100,000 shares of our common stock to us for $5,000, after which the shares were cancelled and returned to our authorized but unissued shares of common stock.

In connection with the closing, CMT caused Creative Medical Health, Inc., a Delaware corporation and parent of CMT (“CMH”), to advance $25,000 to us for payment of certain obligations. Prior to the execution of the Merger Agreement, CMH advanced to us $8,256 for the payment of certain accounts payable and $5,000 for repayment of certain notes payable. At closing, CMT caused CMH to advance $5,000 to us for the purchase of Mr. White’s shares and the balance of the $25,000 for the payment of our remaining accounts payable. The amounts advanced by the parent of CMT are evidenced by an 8% Promissory Note dated May 18, 2016.

At closing, each share of common stock of CMT issued and outstanding immediately prior to the closing was converted into 6.4666666 shares of our common stock (97,000,000 shares), which now constitutes approximately 97%, of our issued and outstanding common stock. The equity of the Company has been retroactively restated to show the effect of the reverse merger on the common stock outstanding for the periods presented.

As a condition of closing, we delivered Cancellation of Indebtedness Agreements evidencing the cancellation of all prior outstanding notes payable, except for promissory notes in the aggregate amount of $20,000 which are payable upon obtaining DTC eligibility for our common stock.

At closing, Timothy Warbington, Donald Dickerson, Thomas Ichim, PhD, and Amit Patel, MD were appointed as our directors and Mr. White resigned from all positions with our company.

Effective May 18, 2016, in connection with the closing, we filed Articles of Merger with the Nevada Secretary of State evidencing the change of our name to “Creative Medical Technology Holdings, Inc.” This merger was between our company and a newly formed Nevada corporation, Creative Medical Technology Holdings, Inc., which was formed solely to effect our name change.

Our principal executive offices are located at 2017 W Peoria Avenue, Phoenix, AZ 85029.

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Creative Medical Technologies

CMT was created as the urological arm of its parent company, CMH, to monetize the treatments or products developed or acquired by CMH prior to creation of CMT and transferred to it after its incorporation. CMT has been engaged in the regenerative medicine field of male and female sexual dysfunction and infertility, as well as the field of recurrent spontaneous abortions (miscarriages), using stem cells. CMT acquired a patent for its erectile dysfunction (“ED”) treatment from CMH and was granted a license by Los Angeles Biomedical Research Institute at Harbor-UCLA Medical Center, a non-profit biomedical research and education institute (“LABIOMED”), for the infertility treatment.

CMT is a clinical stage company and intends to complete the testing of its ED treatment and, if warranted, market treatment kits to physicians for use with their patients suffering from ED. CMT is currently engaged in a 15-month clinical trial study being conducted at UCLA by LABIOMED on the efficacy and safety of the ED treatment. The study involves testing on 40 subjects and is intended to have a duration of 15 months. CMT also intends to test and, if warranted, market licensed stem cell products under its infertility technology license.

In connection with CMT’s organization, it sold 32,010,000 shares of its common stock to CMH for $49,500, which shares were subsequently distributed as a stock dividend by CMH pro rata to its shareholders. In connection with the granting of the license by LABIOMED to CMT for the infertility technology, CMT issued 323,000 shares of its common stock and also recorded an obligation to repay up to $1,800 to LABIOMED (for expenses which may be incurred in reviving and defending the patent). CMT also issued 64,666,667 shares of its common stock to CMH for the acquisition of the patent underlying the ED technology. At closing CMT had 97,000,000 shares of its common stock issued and outstanding.

CMT has entered into three loan agreements with CMH. The first is a line of credit evidenced by a Loan Agreement dated February 2, 2016, with CMH for $50,000, which amount has been fully borrowed by CMT. The second loan agreement with CMH for an additional $50,000 was entered into on May 1, 2016 and has been fully borrowed by CMT. The third loan agreement with CMH for an additional $25,000 was entered into on May 18, 2016 and has been fully borrowed by CMT.

The funds advanced under each line of credit are evidenced by separate 8% Promissory Notes dated February 2, 2016, May 1, 2016, and May 18, 2016 respectively. The first note matures on April 30, 2017, the second note matures on July 31, 2017, and the third note matures on May 18, 2018.

As a result of the closing of the Merger Agreement, we are now a company engaged in stem cell research and applications for use to treat male and female sexual dysfunction, infertility, miscarriages, and related issues. We are a clinical stage company and intend to complete the testing of the ED treatment and, if warranted, market the treatment under the name “Caverstem” to physicians for use with their patients suffering from ED. Following further testing, we also intend to market licensed products under our infertility technology license and the female sexual dysfunction patent application.

Erectile Dysfunction Treatment

On February 2, 2016, CMT entered into a Patent Purchase Agreement with CMH pursuant to which CMH assigned to CMT its rights to US Patent No. 8,372,797, entitled “Treatment of Erectile Dysfunction by Stem Cell Therapy” which was issued to CMH by the USPTO on February 12, 2013, and related know-how and technology. The closing of the Patent Purchase Agreement occurred in May 2016, and we issued the 64,666,667 shares of CMT’s common stock to CMH.

While previous studies have demonstrated that stem cells can enhance blood vessel function, this patent application was the first to demonstrate that administration of stem cells can lead to enhanced erections. Aspects of this patent have already been clinically used. In one specific example, FDA approved bone marrow extraction devices used to concentrate bone marrow and to inject stem cells into the penile bodies. This procedure has been demonstrated safe and feasible in small patient studies.

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Prior to the closing of the Patent Purchase Agreement, CMH was in the process of commencing clinical trial studies on the efficacy and safety of the ED stem cell treatment. As a result of the purchase of the ED patent by us, we have now taken over the clinical trial studies. After the trial is completed, and if the data supports the treatment, we intend to market the technology with complete kits and training to medical doctors, who can practice the treatment for their patients.

Prior studies on both animals and humans have been conducted which management believes would support the efficacy and safety of the treatment currently under clinical trials by the Company. Bone marrow stem cells have been used for over four decades in the area of hematopoietic stem cell transplantation. Stimulation of angiogenesis using this cell population has been performed in animal models of ischemia, as well as in clinical trials. One study used bone marrow cells that were isolated for expression of the p75 nerve growth factor receptor using magnetic activated cell sorting. They chose this population based on possible enhancement of neurogenic potential. Intracavernous administration of these cells into a rat bilateral cavernous nerve crush injury model was performed. At a four week follow up, improvement in erectile function as assessed by mean intracavernous-to-mean arterial pressure ratio and total intracavernous pressure was assessed. Significant improvements were observed in animals receiving the p75 selected cells as compared to those receiving an equal concentration of bone marrow derived multipotent stromal cells, fibroblasts, or saline. Significantly higher levels of FGF-2 were found in the cavernosum of animals receiving the p75 selected cells.

Clinical use of stem cells in treatment of ED has been reported in a study outside the U.S. which treated seven patients with diabetes associated ED which was unresponsive to medication for at least six months with an average of 1.5 × 10(7) cord blood mononuclear cells injected intracavernously. Three additional patients with similar characteristics were used as controls. No treatment associated abnormalities were reported despite the allogeneic nature of the cells in absence of immune suppression. One month after treatment, morning erections were regained in three participants. By the third month post treatment six of the seven patients had regained morning erections. In all patients rigidity increased as the result of cord blood administration, but was not sufficient for penetration. When the patients were administered PDE5 inhibitor before coitus, two achieved penetration and experienced orgasm, and maintained for more than six months; however, one participant could not achieved penetration at ninth month. An increase in sexual desire was reported in six of the seven patients. No improvements were observed in any of the three control patients.

In 2013, Dr. Thomas Ichim, one of our directors, conducted a pilot study on a single subject where a total of 60 ml of bone marrow aspirate was obtained and processed in a closed-system concentration device. Bone marrow mononuclear cells were concentrated to a volume of 2 ml, with 1 ml administered into each side of the smooth muscle of the penis using a 25 gauge syringe. A tourniquet was placed around the base of the penis during the injection procedure and held for five minutes to allow for maximal retention. No immediate injection-associated adverse events were noted. The patient reported a morning erection two days after cell administration. Although blood vessel and smooth muscle growth could not occur during this short time period, the possibility of bone marrow released nitric oxide stimulating erections via vasodilation may be postulated. Three weeks after treatment, the patient reported erection strong enough for penetration, but did not have ability to sustain the erection until orgasm. At three month follow-up the patient reported having intercourse until orgasm several times and a marked increase in morning erections. No adverse effects or ectopic tissue formation was observed.

CMH entered into a Clinical Trial Agreement dated May 18, 2015, with LABIOMED and conducted by Dr. Jacob Rajfer with UCLA Harbor Hospital as its principal investigator. An IRB (Institutional Review Board) application has been submitted and approved. The purpose of the clinical trials is to evaluate the safety and efficacy of the ED stem cell treatment. Enrollment in the clinical trials began in December 2015 and the clinical trial began during first quarter 2016 with approximately 40 participants. In October 2015 CMH entered into a Master Services Agreement dated November 15, 2015, with Professional Research Consulting, Inc., doing business as PRC Clinical, a contract research organization, to oversee the clinical trials. The primary outcome measures for these clinical trials include the following: (i) improvement in erectile function as measured by total score in the International Index of Erectile Function; (ii) change in Doppler Ultrasound (papaverine induced color duplex Doppler) for evaluating blood flow; (iii) change in dynamic infusion cavernosometry that measures veno-occlusive pressure, each of which should require approximately six months from baseline; and (iv) adverse events, which should require approximately 12 months from baseline. The secondary outcome measures includes improvement in erectile function as measured by total score in the International Index of Erectile Function, which should require approximately 12 months from baseline. Under the terms of the Patent Purchase Agreement, CMH assigned these agreements to us and we have assumed the duties and obligations under these agreements.

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Procedures for use of our ED stem cell treatment consist of a one-hour out-patient visit in a physician’s office. The physician would harvest a patient’s bone marrow from the hip using local anesthetic and separate the stem cells using a cell separator. The separated and cleansed stem cells would then be injected into the patient’s venus cavernosa to stimulate muscle and generate blood vessel regeneration. Management believes that such treatment should result in a marked increase in duration and frequency of erections and the ability to sustain erections until orgasm, with no known treatment-associated adverse events. The current clinical trial is being conducted to validate the efficacy and safety of the treatment.

Management projects the completion of the study and publication of results to occur by late-2017. If the study results are positive, management expects to commence commercialization of the Caverstem procedure to U.S. urologists in the second half of 2017.

Male Infertility Treatment

The patent application for our infertility treatment covers novel means for treating male infertility using stem cells. The methods claimed in this patent describe implantation of stem cells into the testes of a mammal whereby stem cells may serve to address a deficiency of germ cells (developmental precursors of sperm cells), Sertoli cells (somatic cells that aid in sperm development) and/or Leydig cells (testosterone-producing cells). This invention was based on the discovery that bone marrow-derived stem cells can differentiate into germ cells, Sertoli cells and/or Leydig cells when transplanted into the testes of experimental animals.

We believe the administration of stem cells using the methods described in this patent application can be used to improve conditions related to male infertility and/or testosterone deficiency caused by aging, disease or trauma, including individuals with cancer that have undergone irradiation of the pelvic area or chemotherapy. Other conditions involving abnormalities of the testes and/or low sperm counts could also be addressed using these methods. We believe there is great interest in leveraging the therapeutic potential of bone marrow-derived stem cell populations, especially to address male fertility issues. According to a study by the CDC, of an estimated 3.3-4.6 million men in the U.S. that sought medical advice for fertility issues, 18% were diagnosed with infertility, with deficiencies in sperm numbers of quality being the primary underlying causes of male infertility.

We are in the process of designing a clinical trial for the infertility treatment and intend to continue to prosecute the patent application. Management does not anticipate proceeding with clinical trials or commercialization of treatments from this technology until the patent claims are granted. While there may be some trial design or other pre-work performed, the trial will not commence until the claims are granted. Thus, the developmental timeline is dependent upon when, and if, the patent claims are granted. We anticipate that prosecuting the patent claims could require from one to five years. Following patent approval, the projected timeline for commercialization is anticipated to be between three and four years.

Female Sexual Dysfunction Treatment

There are many types of female sexual arousal disorders, some of which manifest as mental obstacles to sex. CMT’s current patent application would focus on physical manifestations of sexual arousal disorder, as an extension of their work with stem cell therapies for ED. The technology specifically targets atherosclerotic tissue, which basically means tissue and vessels through which blood cannot pass. Sometimes, lack of blood flow to the vagina and clitoris can make sex painful or even impossible. Research has demonstrated that vaginal engorgement and clitoral erection are important facets of sexual interaction for women. The technique developed by CMT uses regenerative cells (such as stem cells) to help encourage the process. We plan to design a trial and execute that trial in the future after we pursue the male infertility procedure. Management does not anticipate commercialization of treatments from this technology until the patent claims are granted. While there may be some trial design or other pre-work performed, the trial will not commence until the claims are granted. Thus, the developmental timeline are dependent upon when, and if, the patent claims are granted. We anticipate that prosecuting the patent claims could require from one to five years. Following patent approval, the projected timeline for commercialization is anticipated to be between three and four years.

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Miscarriage Treatment

On June 9, 2016, CMT scientists Drs. Amit Patel and Thomas Ichim, two of our directors, filed a US Patent entitled “Adipose Derived Immunomodulatory Cells for Immunotherapy of Recurrent Spontaneous Abortions”, which covers the use of a woman’s own fat derived stem cells for prevention of pregnancy loss. It is believed that more than 30% of all pregnancies result in a loss and that in many cases miscarriage is repetitive. Recurrent spontaneous abortion (miscarriage) is defined by the American Congress of Obstetricians and Gynecologists as two or more miscarriages in the first trimester. Approximately 1% to 5% of women of reproductive age suffer from recurrent spontaneous abortion.

The patent is based on animal data in which mice genetically bred to replicate human spontaneous recurrent miscarriages were shown to achieve much higher frequency of live births after administration of fat derived stem cells. Specifically, in mice prone to pregnancy failure that were treated with saline, an average of two living fetuses and six resorbed fetuses were detected per mouse. In mice receiving the fat derived stem cells, an average of six living fetus’s and one resorbed fetus were detected per mouse. The average litter size of mice is six to eight offspring per pregnancy.

Given that use of patient’s fat derived stem cells is common practice in the U.S., management believes the potential of applying this existing procedure to recurrent pregnancy loss represents a material development opportunity for us.

Multipotent Amniotic Fetal Stem Cells

On August 25, 2016, CMT entered into a License Agreement which grants us the exclusive right to all products derived from US Patent No. 7,569,385 for multipotent amniotic fetal stem cells. This patent covers methods for identifying, isolating, expanding and differentiating a novel population of therapeutic stem cells, specifically, stem cells derived from amniotic fluid. In the scope of available stem cell technologies, this invention describes compositions of fetal-derived stem cells and methods for generating these cells that can allow for tissue regeneration without raising the ethical concerns that are inherent to embryonic/fetal-derived cell types. The source of these stem cells is amniotic fluid harvested during routine amniocentesis of pregnant women, whereby the isolated cell population is subsequently cultured and expanded to create a bank of therapeutic stem cells.

With future funding, we intend to leverage this technology to advance our proposed program for treating male and female infertility indications where there are unmet needs for new treatment options. In this context, we anticipate that amniotic fluid-derived stem cells could be implemented in order to improve or repair the dysfunctional cellular pathways that contribute to disorders of sexual function and fertility. If we are successful in securing additional funding, we intend to complete in vitro characterization and optimization of stem cell production, to initiate toxicity and dose escalation studies for a selected indication, to submit an Investigational New Drug application with the FDA, and, subsequently, to progress to clinical studies using this therapeutic cell population.

Management plans to develop both this and the miscarriage treatment technologies as a new regenerative medicine platform for use with multiple indications. Given amniotic stem cells are allogenic (someone else’s), the development of this cell platform will fall within the jurisdiction of the The Center for Biologics Evaluation and Research (“CBER”). This organization regulates products under a variety of regulatory authorities including the Public Health Service Act and the Food Drug and Cosmetic Act. CBER manages the Biologics License Application (“BLA”) process which is a request for permission to introduce, or deliver for introduction, a biologic product into interstate commerce. This process validates safety and efficacy through animal studies, first-in-human (Phase I), safety and initial efficacy (Phase II) and pivotal trials (Phase III). The projected time frame to complete this process is seven to ten years and will require significant investments or partnering with a larger firm to fully fund the trials up to and including marketing approval. Management intends to file a BLA on the amniotic stem cell with recurring miscarriages as the first indication to be commercialized.

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Multipotent Amniotic Fetal Stem Cells for Stroke Therapy

On Dec. 13, 2016, CMT filed US patent application #62/400557 entitled “Treatment of Stroke by Amniotic Fluid Derived Stem Cell Conditioned Media and Products Derived Thereof.”. The patent application covers the use of the Company’s newly licensed AmnioStem stem cell as a production means for generation of nanoparticles termed “exosomes,” which regenerate damaged brain tissue after stroke. This novel stem cell based therapeutic option by using products derived from stem cells as opposed to the stem cells themselves. The patent provides means of leveraging growth factors and nucleic acids generated by AmnioStem stem cells, in order to provide a “drug like” product that overcomes many of the hurdles associated with administration of stem cells. It is known that intravenous injection of stem cells usually results in accumulation in lungs, leading to reduced therapeutic efficacy. Concentrating and purifying regenerative factors produced by this unique stem cell type will accelerate development of this novel therapy, as well as develop combination therapies to provide the highest probability of success to patients suffering from this debilitating condition. The AmnioStem stem cell is subject to issued US patent #7,569,385 and was licensed exclusively from University of California San Diego (“UCSD”). Management plans to develop both the AmnioStem cell and the stroke treatment technologies as a new regenerative medicine platform for use with multiple indications.

Current Operations

As a result of the closing of the Merger Agreement, we are now a company engaged in stem cell research and applications for use to treat male and female sexual dysfunction, infertility, miscarriages, and related issues. We are a clinical stage company and intend to complete the testing of the ED treatment and, if warranted, market the treatment under the name “Caverstem” to physicians for use with their patients suffering from ED. Following further testing, we also intend to market licensed products under our infertility technology license and the female sexual dysfunction patent application.

Through this prospectus, certain selling stockholders are offering up to 23,732,669 shares of our common stock. Each of the selling stockholders acquired their shares in the closing of the Merger Agreement, which occurred on May 18, 2016.

Our principal executive offices are located at 2017 W Peoria Avenue, Phoenix, AZ 85029. Our telephone number is (602) 680-7439. Our website address is www.creativemedicaltechnology.com. Information contained on our website or connected thereto does not constitute a part of, and is not incorporated by reference into, this prospectus or the registration statement of which it forms a part.

The Offering

Common stock offered by selling stockholders:	Up to 23,732,669 outstanding shares of common stock.

Offering price:	All shares offered by means of this prospectus will be sold at prevailing market prices.
Common stock outstanding:
Before offering	105,013,750
After offering	105,013,750

Use of proceeds:	We will not receive any proceeds from the sale of the common stock by the selling stockholders.

OTCQB Marketplace symbol:	Shares of our common stock are currently quoted on the OTCQB Marketplace under the symbol “CELZ.”

Risk factors:	Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 7 of this prospectus for a discussion of factors you should consider before making a decision to invest in our securities.

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RISK FACTORS

Investment in our common stock has a high degree of risk. Before you invest you should carefully consider the risks and uncertainties described below and the other information in this prospectus. If any of the following risks actually occur, our business, operating results and financial condition could be harmed and the value of our common stock could go down. This means you could lose all or a part of your investment.

Risks Related to our Business and Industry

Because our auditors have issued a going concern opinion, there is substantial uncertainty we will continue operations in which case you could lose your investment.

In their report dated February 13, 2017, our independent registered public accounting firm, Haynie & Company, stated that our financial statements for the period ended December 31, 2016, were prepared assuming the company will continue as a going concern. This means that there is substantial doubt that we can continue as an ongoing business. For the period from inception (December 30, 2015) to December 31, 2016, we incurred a net loss of $766,572 and had generated no revenues. We will need to generate significant revenue in order to achieve consistent profitability and we may never become profitable. We estimate the company will require approximately $600,000 over the next twelve months to complete its ED clinical trials and additional funds for corporate operating expenses. The going concern paragraph in the independent auditor’s report emphasizes the uncertainty related to our business as well as the level of risk associated with an investment in our common stock. To implement our plan of operations we require further funding.

Our sole operating subsidiary has a limited operating history and has not yet generated any revenues.

CMT’s limited operating history in the ED and other treatment fields, makes evaluating our business and future prospects difficult. CMT was incorporated on December 30, 2015, and organized in February 2016. We do not anticipate generating income from CMT’s operations until at least 2017, and only then if the continued testing of our ED treatment proves successful. To date we have generated no revenues. We intend in the longer term to derive revenues from the sales of our ED treatment and other urological treatments, such as in the field of female sexual dysfunction and infertility, and our technology for treatment of miscarriages. Development of our treatments for ED and other functions will require significant investment prior to commercial introduction, and we may never be able to successfully develop or commercialize the ED or any other treatments.

We will require additional funding to develop and commercialize our ED and other prospective stem cell product candidates. If we are unable to secure additional financing on acceptable terms, or at all, we may be forced to modify our current business plan or to curtail or cease our planned operations.

We anticipate incurring significant operating losses and using significant funds for planned research and operating activities. Our existing cash resources are insufficient to finance even our immediate operations. Accordingly, we will need to secure additional sources of capital to develop our business and product candidates, as planned. We intend to seek substantial additional financing through public and/or private financing, which may include equity and/or debt financings, research grants and through other arrangements, including collaborative arrangements. As part of such efforts, we may seek loans from certain of our executive officers, directors and/or current shareholders.

If we are unable to secure additional financing in the near term, we may be forced to:

•	curtail or abandon our existing business plans;

•	reduce our projected headcount;

•	default on any debt obligations;

•	file for bankruptcy;

•	seek to sell some or all of our assets; and/or

•	cease our operations.

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If we are forced to take any of these steps our common stock may be worthless.

Any future financing may result in ownership dilution to our existing shareholders and may grant rights to investors more favorable than the rights currently held by our shareholders.

If we raise additional capital by issuing equity, equity-related or convertible securities, the economic, voting and other rights of our existing shareholders may be diluted, and those newly-issued securities may be issued at prices that are at a significant discount to current and/or then prevailing market prices. In addition, any such newly issued securities may have rights superior to those of our common stock. If we obtain additional capital through collaborative arrangements, we may be required to relinquish greater rights to our technologies or product candidates than we might otherwise have or become subject to restrictive covenants that may affect our business.

Each of our current product candidates is in an early stage of development and we may never succeed in developing and/or commercializing them. We depend heavily on the success of our ED product candidate, which is still in clinical trials. If we are unable to commercialize our ED treatment, our infertility treatment, or any future urological product or other candidates, or if we experience significant delays in doing so, our business may fail.

We intend to invest a significant portion of our efforts and financial resources in our ED treatment product candidate and depend heavily on its success. This treatment is currently in the clinical testing stage of development. We need to devote significant additional research and development, financial resources and personnel to develop additional commercially viable urological products, obtain regulatory approvals, if necessary, and establish a sales and marketing infrastructure. We are likely to encounter hurdles and unexpected issues as we proceed in the development of our ED treatment and our other product candidates. There are many reasons that we may not succeed in our efforts to develop our product candidates, including the possibility that our product candidates will be deemed ineffective or unsafe; our product candidates will be too expensive to manufacture or market or will not achieve broad market acceptance; others will hold proprietary rights that will prevent us from marketing our product candidates; or our competitors will market products that are perceived as equivalent or superior.

If our clinical trials on our stem cell treatments are unsuccessful or significantly delayed, or if we do not complete our clinical trials, we may not be able to commercialize our product candidates.

Our ED treatment has been studied in a limited number of patients to date, but we have not yet completed our current large-scale trial to establish the safety and efficacy of our ED treatment. In addition, we have not commenced clinical trials on our infertility treatment or our treatment for female sexual dysfunction, and we have not secured a strategic partner to develop our miscarriage treatment. We may experience numerous unforeseen events during, or as a result of, our current or future clinical trials that could delay or prevent commercialization of our product candidates, including the following:

•	the trials may reveal that our product candidates are not sufficiently safe or effective or may find our cell culturing processes or facilities are unsatisfactory;

•	our clinical trials may produce negative or inconclusive results, and we may decide to conduct additional studies and/or trials or to abandon one or more of our development programs;

•	the FDA or similar foreign regulatory authorities may adopt new policies or adopt new regulations which could require regulatory approval of one or more of our proposed products;

•	there may be delays or failure in obtaining institutional review board approvals to conduct clinical trials at prospective sites;

•	we may suspend or terminate our clinical trials because the participating patients are being exposed to unacceptable health risks or undesirable side effects;

•	we may experience difficulties in managing multiple clinical sites;

•	enrollment in our clinical trials for our product candidates may occur more slowly than we anticipate, or we may experience high drop-out rates of subjects in our clinical trials, resulting in significant delays; and

•	our product candidates may be deemed unsafe or ineffective, or may be perceived as being unsafe or ineffective, by healthcare providers for a particular indication.

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Failures or perceived failures in our clinical trials would delay and may prevent our product development and regulatory approval process, make it difficult for us to establish collaborations, negatively affect our reputation and competitive position and otherwise have a material adverse effect on our proposed business.

We depend on third parties to assist us in the conduct of our preclinical studies and clinical trials, and any failure of those parties to fulfill their obligations could result in costs and delays and prevent us from obtaining regulatory approval, if needed, or successfully commercializing our product candidates on a timely basis, if at all.

We may engage consultants and clinical research organizations (“CROs”) to help design, and to assist us in conducting, our preclinical studies and clinical trials and to collect and analyze data from those studies and trials. The consultants and contract research organizations we engage interact with clinical investigators to enroll patients in our clinical trials. As a result, we depend on these consultants and CROs to perform the studies and trials in accordance with the investigational plan and protocol for each product candidate and in compliance with regulations and standards, commonly referred to as “good clinical practice”, for conducting, recording and reporting results of clinical trials to assure that the data and results are credible and accurate and the trial participants are adequately protected. We may face delays in our commercialization efforts if these parties do not perform their obligations in a timely or competent fashion or if we are forced to change service providers. Any third parties that we hire to conduct clinical trials may also provide services to our competitors, which could compromise the performance of their obligations to us. If these third parties do not successfully carry out their duties or meet expected deadlines, or if the quality, completeness or accuracy of the data they obtain is compromised due to their failure to adhere to our clinical trial protocols or for other reasons, our clinical trials may be extended, delayed or terminated or may otherwise prove to be unsuccessful. If there are delays or failures in clinical trials as a result of the failure to perform by third parties, our development costs will increase, and we may not be able to commercialize our product candidates. In addition, we may not be able to establish or maintain relationships with these third parties on favorable terms, if at all. If we need to enter into replacement arrangements because a third party is not performing in accordance with our expectations, we may not be able to do so without undue delays or considerable expenditures or at all.

The loss of or inability to retain key personnel could materially adversely affect our operations.

Our management includes a select group of experienced medical and technology professionals, particularly Dr. Patel and Dr. Ichim, who have been instrumental in developing the technology for the treatments currently held by us. The success of our operations will, in part, depend on the successful continued involvement of these individuals. If these individuals leave the employment of or engagement with us or CMH, then our ability to operate will be negatively impacted. There can be no assurance that we will be successful in retaining key personnel.

Risks Related to Our Intellectual Property

We hold certain intellectual property rights and intend to acquire additional intellectual property rights in the future. Our success will be dependent in large part on safeguarding our intellectual property rights and obtaining or retaining patent and other proprietary protection for our product candidates.

We have purchased the patent for our ED treatment and have a license to use the process for our infertility treatment and for amniotic fetal stem cells. We also hold patent applications for female sexual dysfunction and miscarriage treatments. The ED treatment is protected by a patent which expires on 2026. We hold a license for the infertility under a patent application made by the licensor and another license for multipotent amniotic fetal stem cells under an existing patent. Our two patent applications have not been granted. Our business plan is to acquire additional patent licensing rights in the urological field, or other rights which may not be protected by patents. Our commercial success will depend to a significant degree on our ability to:

•	compel the owners of the patents licensed to us to defend and enforce such patents, to the extent such patents may be applicable to our products and material to their commercialization;

•	obtain new patent and other proprietary protection for acquired or developed product candidates;

•	obtain and/or maintain appropriate licenses to patents, patent applications or other proprietary rights held by others with respect to our technology, both in the United States and other countries;

•	preserve intellectual property rights relating to our product candidates; and

•	operate without infringing the patents and proprietary rights of third parties.

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Failure to obtain adequate patent protection for our product candidates, the failure of our licensors to protect our licensed patent rights, or the failure to protect our existing patent rights, may impair our ability to be competitive. The availability of infringing products in markets where we have patent protection, or the availability of competing products in markets where we do not have adequate patent protection, could erode the market for our product candidates, negatively impact the prices we can charge for our product candidates, and harm our reputation if infringing or competing products are manufactured to inferior standards.

Patents acquired by us may not be valid or enforceable, and may be challenged by third parties.

We cannot assure you that any patents issued or licensed to us would be held valid by a court or administrative body or that we would be able to successfully enforce our patents against infringers, including our competitors. The issuance of a patent is not conclusive as to its validity or enforceability, and the validity and enforceability of a patent is susceptible to challenge on numerous legal grounds. Challenges raised in patent infringement litigation brought by or against us may result in determinations that patents that have been issued or licensed to us or any patents that may be issued to us or our licensors in the future are invalid, unenforceable or otherwise subject to limitations. In the event of any such determinations, third parties may be able to use the discoveries or technologies claimed in these patents without paying licensing fees or royalties to us, which could significantly diminish the value of our intellectual property and our competitive advantage. Even if our patents are held to be enforceable, others may be able to design around our patents or develop products similar to our products that are not within the scope of any of our patents.

In addition, enforcing the patents that have been licensed to us and any patents that may be issued to us in the future against third parties may require significant expenditures regardless of the outcome of such efforts. Our inability to enforce our patents against infringers and competitors may impair our ability to be competitive and could have a material adverse effect on our business.

If we are not able to protect and control unpatented trade secrets, know-how and other technological innovation, we may suffer competitive harm.

We may also rely on unpatented technology, trade secrets, confidential information and proprietary know-how to protect our technology and maintain any future competitive position, especially when we do not believe that patent protection is appropriate or can be obtained. Trade secrets are difficult to protect. In order to protect proprietary technology and processes, we rely in part on confidentiality and intellectual property assignment agreements with our employees, consultants and others. These agreements generally provide that the individual must keep confidential and not disclose to other parties any confidential information developed or learned by the individual during the course of the individual’s relationship with us except in limited circumstances. These agreements generally also provide that we shall own all inventions conceived by the individual in the course of rendering services to us. These agreements may not effectively prevent disclosure of confidential information or result in the effective assignment to us of intellectual property, and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information or other breaches of the agreements. In addition, others may independently discover trade secrets and proprietary information that have been licensed to us or that we own, and in such case we could not assert any trade secret rights against such party.

Enforcing a claim that a party illegally obtained and is using trade secrets that have been licensed to us or that we own is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets. Costly and time-consuming litigation could be necessary to seek to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could have a material adverse effect on our business. Moreover, some of our academic institution licensors, collaborators and scientific advisors have rights to publish data and information to which we have rights. If we cannot maintain the confidentiality of our technologies and other confidential information in connection with our collaborations, our ability to protect our proprietary information or obtain patent protection in the future may be impaired, which could have a material adverse effect on our business.

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Risks Related to Our Common Stock

The beneficial ownership of our common stock is concentrated among existing executive officers and directors.

CMH, our executive officers, and our directors own beneficially, in the aggregate, approximately 70% of the outstanding common stock, including 58,618,327 shares (approximately 56%) owned by CMH. The outstanding shares of our common stock owned by CMH are voted by Mr. Warbington, the CEO of our company and CMH. As a result, these parties will be able to exercise a significant level of control over all matters requiring shareholder approval, including the election of directors, amendments to our Articles of Incorporation, and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control or changes in management and will make the approval of certain transactions difficult or impossible without the support of these shareholders.

The public trading market for our common stock is volatile and will likely result in higher spreads in stock prices.

Our common stock is trading in the over-the-counter market and is quoted on the OTCQB. The over-the-counter market for securities has historically experienced extreme price and volume fluctuations during certain periods. These broad market fluctuations and other factors, such as our ability to implement our business plan, as well as economic conditions and quarterly variations in our results of operations, may adversely affect the market price of our common stock. In addition, the spreads on stock traded through the over-the-counter market are generally unregulated and higher than on stock exchanges, which means that the difference between the price at which shares could be purchased by investors on the over-the-counter market compared to the price at which they could be subsequently sold would be greater than on these exchanges. Significant spreads between the bid and asked prices of the stock could continue during any period in which a sufficient volume of trading is unavailable or if the stock is quoted by an insignificant number of market makers. We cannot insure that our trading volume will be sufficient to significantly reduce this spread, or that we will have sufficient market makers to affect this spread. These higher spreads could adversely affect investors who purchase the shares at the higher price at which the shares are sold, but subsequently sell the shares at the lower bid prices quoted by the brokers. Unless the bid price for the stock increases and exceeds the price paid for the shares by the investor, plus brokerage commissions or charges, shareholders could lose money on the sale. For higher spreads such as those on over-the-counter stocks, this is likely a much greater percentage of the price of the stock than for exchange listed stocks. There is no assurance that at the time the shareholder wishes to sell the shares, the bid price will have sufficiently increased to create a profit on the sale.

Because our shares are designated as “penny stock”, broker-dealers will be less likely to trade in our stock due to, among other items, the requirements for broker-dealers to disclose to investors the risks inherent in penny stocks and to make a determination that the investment is suitable for the purchaser.

Our shares are designated as “penny stock” as defined in Rule 3a51-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and thus may be more illiquid than shares not designated as penny stock. The SEC has adopted rules which regulate broker-dealer practices in connection with transactions in “penny stocks.” Penny stocks are defined generally as: non-Nasdaq equity securities with a price of less than $5.00 per share; not traded on a “recognized” national exchange; or in issuers with net tangible assets less than $2,000,000, if the issuer has been in continuous operation for at least three years, or $10,000,000, if in continuous operation for less than three years, or with average revenues of less than $6,000,000 for the last three years. The penny stock rules require a broker-dealer to deliver a standardized risk disclosure document prepared by the SEC, to provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, monthly account statements showing the market value of each penny stock held in the customer’s account, to make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a stock that is subject to the penny stock rules. Since our securities are subject to the penny stock rules, investors in the shares may find it more difficult to sell their shares. Many brokers have decided not to trade in penny stocks because of the requirements of the penny stock rules and, as a result, the number of broker-dealers willing to act as market makers in such securities is limited. The reduction in the number of available market makers and other broker-dealers willing to trade in penny stocks may limit the ability of purchasers in this offering to sell their stock in any secondary market. These penny stock regulations, and the restrictions imposed on the resale of penny stocks by these regulations, could adversely affect our stock price.

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Our Board of Directors can, without shareholder approval, cause preferred stock to be issued on terms that adversely affect common shareholders.

Under our Articles of Incorporation, our board of directors is authorized to issue up to 10,000,000 shares of preferred stock, none of which are issued and outstanding as of the date of this report. Also, our board of directors, without shareholder approval, may determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares. If our board of directors causes any shares of preferred stock to be issued, the rights of the holders of our common stock could be adversely affected. Our board of directors’ ability to determine the terms of preferred stock and to cause its issuance, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. Preferred shares issued by our board of directors could include voting rights, or even super voting rights, which could shift the ability to control our company to the holders of our preferred stock. Preferred shares could also have conversion rights into shares of our common stock at a discount to the market price of the common stock which could negatively affect the market for our common stock. In addition, preferred shares would have preference in the event of our liquidation, which means that the holders of preferred shares would be entitled to receive the net assets of our company distributed in liquidation before the common stock holders receive any distribution of the liquidated assets.

We have not paid, and do not intend to pay in the near future, dividends on our common shares and therefore, unless our common stock appreciates in value, our shareholders may not benefit from holding our common stock.

We have not paid any cash dividends since inception. Although we anticipate allocating funds for payment of dividends from future earnings, if any, we do not anticipate this occurring until we complete testing of our ED treatment and generating earnings from marketing of the ED treatment, of which there is no assurance. Therefore, any return on the investment made in our shares of common stock will likely be dependent initially upon the shareholder’s ability to sell our common shares in the open market, if one should develop, at prices in excess of the amount paid for our common shares and broker commissions on the sales.

Because we became public by means of a reverse merger, we may not be able to attract the attention of brokerage firms.

Additional risks may exist because we became public through a “reverse merger.” Securities analysts of brokerage firms may not provide coverage of our company since there is little incentive for brokerage firms to recommend the purchase of our common stock. No assurance can be given that brokerage firms will want to conduct secondary offerings on our behalf in the future.

Shares of our common stock that have not been registered under federal securities laws are subject to resale restrictions imposed by Rule 144, including those set forth in Rule 144(i) which apply to a former “shell company.”

Prior to the closing of the Merger Agreement, we were deemed a “shell company” under applicable SEC rules and regulations because we had no or nominal operations and either no or nominal assets, assets consisting solely of cash and cash equivalents, or assets consisting of any amount of cash and cash equivalents and nominal other assets. Pursuant to Rule 144 promulgated under the Securities Act sales of the securities of a former shell company, such as us, under that rule are not permitted (i) until at least 12 months have elapsed from the date on which Form 10-type information reflecting our status as a non-shell company, is filed with the SEC and (ii) unless at the time of a proposed sale, we are subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act and have filed all reports and other materials required to be filed by Section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months, other than Form 8-K reports. Without registration under the Securities Act, our shareholders will be forced to hold their shares of our common stock for at least that 12-month period after the filing of the report on Form 8-K following the closing of the reverse merger before they are eligible to sell those shares pursuant to Rule 144, and even after that 12-month period, sales may not be made under Rule 144 unless we are in compliance with other requirements of Rule 144. Further, it will be more difficult for us to raise funding to support our operations through the sale of debt or equity securities unless we agree to register such securities under the Securities Act, which could cause us to expend significant time and cash resources. The lack of liquidity of our securities as a result of the inability to sell under Rule 144 for a longer period of time than a non-former shell company could negatively affect the market price of our securities.

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We are an “emerging growth company,” and will be able take advantage of reduced disclosure requirements applicable to “emerging growth companies,” which could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act, and, for as long as we continue to be an “emerging growth company,” we intend to take advantage of certain exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period. We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and our stock price may be more volatile.

FORWARD-LOOKING STATEMENTS

This prospectus contains not only statements that are historical facts, but also statements that are forward-looking. Forward-looking statements are, by their very nature, uncertain and risky. Forward-looking statements can be identified by the use of forward-looking terminology such as the words “believes,” “intends,” “may,” “should,” “anticipates,” “expects,” “could,” “plans,” or comparable terminology. These risks and uncertainties include the following:

•	international, national and local general economic and market conditions;

•	our ability to successfully introduce our products to market;

•	our ability to sustain, manage, or forecast growth;

•	our ability to successfully make acquisitions of new technologies; new product development and introduction;

•	existing government regulations and changes in, or the failure to comply with, government regulations;

•	adverse publicity;

•	competition; the failure to secure and maintain significant customers or suppliers;

•	fluctuations and difficulty in forecasting operating results;

•	changes in business strategy or development plans;

•	results of testing and clinical trials of our products; business disruptions;

•	the ability to attract and retain qualified personnel;

•	the ability to protect technology; and

•	other risks that might be detailed from time to time.

Although the forward-looking statements in this prospectus reflect the good faith judgment of our management, such statements can only be based on facts and factors currently known by them. Consequently, and because forward-looking statements are inherently subject to risks and uncertainties, the actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. You are urged to carefully review and consider the various disclosures made by us in this prospectus as we attempt to advise interested parties of the risks and factors that may affect our business, financial condition, and results of operations and prospects.

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USE OF PROCEEDS

We will not receive any proceeds from the sale of the common stock by the selling stockholders.

Market for Our Common Stock

Market Information

Our common stock is quoted on the OTCQB under the symbol “CELZ.” The table below sets forth for the periods indicated the quarterly high and low bid prices as reported by OTC Markets. Limited trading volume has occurred during these periods. These quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not necessarily represent actual transactions.

	Quarter	High	Low
FISCAL YEAR ENDING DECEMBER 31, 2016	First	$0.02	$0.02
	Second	$0.40	$0.01
	Third	$0.51	$0.33
	Fourth	$0.51	$0.51

	Quarter	High	Low
FISCAL YEAR ENDED DECEMBER 31, 2015	First	$0.05	$0.05
	Second	$0.05	$0.01
	Third	$0.01	$0.01
	Fourth	$0.55	$0.01

Our common stock is considered to be penny stock under rules promulgated by the Securities and Exchange Commission (the “SEC”). Under these rules, broker-dealers participating in transactions in these securities must first deliver a risk disclosure document which describes risks associated with these stocks, broker-dealers’ duties, customers’ rights and remedies, market and other information, and make suitability determinations approving the customers for these stock transactions based on financial situation, investment experience and objectives. Broker-dealers must also disclose these restrictions in writing, provide monthly account statements to customers, and obtain specific written consent of each customer. With these restrictions, the likely effect of designation as a penny stock is to decrease the willingness of broker-dealers to make a market for the stock, to decrease the liquidity of the stock and increase the transaction cost of sales and purchases of these stocks compared to other securities.

We have granted registration rights only to the selling stockholders herein. We have not proposed to publicly offer any shares of our common stock in a primary offering.

Availability of Rule 144

We were a shell company prior to the filing of our report on Form 8-K on May 19, 2016. Rule 144 is not available for the resale of securities issued by companies that are, or previously were, shell companies, such as our company. Paragraph (i) of Rule 144 prohibits the use of the rule for resale of securities issued by any shell companies (other than business combination related shell companies) or any issuer that has been at any time previously a shell company, except where the following conditions are met:

•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•	the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Current Reports on Form 8-K; and

•	at least one year has elapsed from the time that the issuer filed current comprehensive disclosure with the SEC reflecting its status as an entity that is not a shell company.

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As a result, our shareholders will not be able to sell their shares of our common stock under Rule 144 prior to the one year anniversary of our filing of our Current Report on Form 8-K on May 19, 2016.

Holders

As of the close of business on February 21, 2017, we had approximately 72 holders of our common stock. The number of record holders was determined from the records of our transfer agent and does not include beneficial owners of common stock whose shares are held in the names of various security brokers, dealers, and registered clearing agencies. We have appointed VStock Transfer, LLC, 18 Lafayette Pl, Woodmere, NY 11598, to act as transfer agent for the common stock.

Dividends

We have not declared or paid any cash dividends on our common stock during the two fiscal years ended December 31, 2015 and December 31, 2016, or in any subsequent period. We do not anticipate or contemplate paying dividends on our common stock until we complete testing of our ED treatment and generating earnings from marketing of the ED treatment, of which there is no assurance. The only restrictions that limit the ability to pay dividends on common equity, or that are likely to do so in the future, are those restrictions imposed by law.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth as of the most recent fiscal year ended December 31, 2016, certain information with respect to compensation plans (including individual compensation arrangements) under which our common stock is authorized for issuance:

Number of
	securities to be		Weighted-	Number of securities
	issued upon		average exercise	remaining available for
	exercise of		price of	future issuance under
	outstanding		outstanding	equity compensation
	options,		options,	plans (excluding
	warrants and		warrants and	securities reflected in
	rights		rights	column (a) and (b))
Plan Category	(a)		(b)	(c)
Equity compensation plans approved by security holders	nil		—	nil
Equity compensation plans not approved by security holders	500,000	(1)	$0.18	1,500,000	(2)
Total	500,000			1,500,000

(1)	Represents options to purchase 500,000 shares issued under the 2016 Stock Incentive Plan (the “Plan”).

(2)	Represents outstanding options and shares available for future issuance under the Plan.

2016 Stock Incentive Plan

Effective May 18, 2016, pursuant to the closing of the Merger Agreement, our board of directors adopted and assumed the Plan, which had been approved by CMT’s board of directors prior to the closing. The purposes of the Plan are (a) to enhance our ability to attract and retain the services of qualified employees, officers, directors, consultants, and other service providers upon whose judgment, initiative and efforts the successful conduct and development of our business largely depends, and (b) to provide additional incentives to such persons or entities to devote their utmost effort and skill to our advancement and betterment, by providing them an opportunity to participate in the ownership of our company and thereby have an interest in our success and increased value.

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There are 2,000,000 shares of common stock authorized for nonstatutory and incentive stock options, stock grants, restricted stock units, and stock appreciation rights, which are subject to adjustment in the event of stock splits, stock dividends, and other situations.

The Plan is administered by our board of directors or any committee designated by our board of directors. The persons eligible to participate in the plan are as follows: (a) our employees and any employees of our subsidiaries; (b) non-employee members of the board or non-employee members of our board of directors of any of our subsidiaries; and (c) consultants and other independent advisors who provide services to us or any of our subsidiaries. Options may be granted, or shares issued, only to consultants or advisors who are natural persons and who provide bona fide services to us or one of our subsidiaries, provided that the services are not in connection with the offer or sale of securities in a capital-raising transaction, and do not directly or indirectly promote or maintain a market for our securities.

The Plan will continue in effect until all of the stock available for grant or issuance has been acquired through exercise of options or grants of shares, or until May 18, 2026, whichever is earlier. The Plan may also be terminated in the event of certain corporate transactions such as a merger or consolidation or the sale, transfer or other disposition of all or substantially all of our assets.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contain certain forward-looking statements. Historical results may not indicate future performance. Our forward-looking statements reflect our current views about future events; are based on assumptions and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those contemplated by these statements. Factors that may cause differences between actual results and those contemplated by forward-looking statements include, but are not limited to, those discussed in “Risk Factors.” We undertake no obligation to publicly update or revise any forward-looking statements, including any changes that might result from any facts, events, or circumstances after the date hereof that may bear upon forward-looking statements. Furthermore, we cannot guarantee future results, events, levels of activity, performance, or achievements

Overview

On May 18, 2016, Creative Medical Technology Holdings, Inc., formerly known as Jolley Marketing, Inc., a Nevada corporation (the “Company”, “we”, “our”, or “us”), closed (the “Closing”) the Agreement and Plan of Merger (the “Merger Agreement”) with CMT, Mr. White, the principal shareholder and the sole officer and director of the Company, and the Merger Sub. As a result of the Closing of the Merger Agreement, the Merger Sub was merged with and into CMT with CMT being the surviving corporation and CMT became a wholly-owned subsidiary of the Company. Upon completion of the transaction, we acquired CMT (which is now our wholly-owned subsidiary) and became a company engaged in stem cell research and applications for use to treat ED, infertility and other issues. In June 2016, we filed a patent application containing novel data suggesting that specialized cells obtained from adipose (fat) tissue are capable of preventing recurrent miscarriages in an animal model with data supporting our entry into the field of reproductive immunology, which aims to address issues such as recurrent miscarriages and preterm labor. CMT was incorporated in the State of Nevada on December 30, 2015. All references to the Company after the Closing refer to Creative Medical Technology Holdings, Inc. and CMT, collectively.

We are considered to be a clinical stage company, since we are devoting substantially all of our efforts to establishing our business and because our planned principal operations have not commenced. Our fiscal year end is December 31st. We have acquired the licensing rights for our infertility treatments, purchased the patent for our ED treatments, and filed patent applications for our female sexual dysfunction treatment and treatment for recurrent miscarriages.

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Funds for our operations have been provided by our parent company, CMH. In December 2015 and September 2016, CMH purchased shares of our common stock for cash consideration of $49,500 and $30,000, respectively. In addition, CMH has loaned operating funds to CMT in the form of lines of credit evidenced by promissory notes. Each promissory note representing each loan bears interest at 8% per annum from the date funds were received. The first promissory note is dated February 2, 2016, and principal and interest under the note are due on or before April 30, 2017. This promissory note is fully funded in the principal amount of $50,000. The second promissory note is dated May 1, 2016, and principal and interest under the note is due on or before July 31, 2017. This promissory note is fully funded in the principal amount of $50,000. In addition, CMH loaned $25,000 to CMT to pay a portion of the approximately $45,000 in outstanding payables of the Company at Closing. The loan is evidenced by a promissory note dated May 18, 2016, which bears interest at 8% and which matures on May 18, 2018.

During the year ended December 31, 2016, we incurred interest expense of $6,398 arising from the related party notes of $125,000 and incurred a liability of $2,600 arising from the related party cash advances.

Plan of Operations

We anticipate that if our clinical studies on our ED stem cell treatment are successful, we can commence marketing kits for the treatment in 2017. For the next 12 months our plan of operations is to complete these clinical trials and commence marketing of the kits. We estimate the costs to complete the clinical trials will be approximately $600,000, excluding overhead and other costs associated with maintaining our company structure. As of December 31, 2016, we had approximately $222,000 cash on hand. With an estimated monthly cash burn rate of approximately $65,000 based on historic trends and anticipated future expenses, management anticipates sufficient cash on hand and committed funds to meet operating expenses and costs of the current clinical trials through at least March 2017. Historically, we have met our cash flow requirements through the sale of equity securities or borrowed funds from our parent. We intend to continue to seek investments to meet our cash flow requirements, including both operating expenses and the balance of funding required to compete our ED clinical trials. The securities offered by us to potential investors have not been registered under the Securities Act of 1933, as amended (the “Act”), and may not be offered or sold in the U.S. absent registration or an applicable exemption from registration requirements. If we are unable to obtain further financing, we may seek alternative sources of funding or revise our business plan. We currently have no alternative sources for funding.

Results of Operations – For the Year Ended December 31, 2016, and for the Period Ended December 31, 2015

Because CMT was not incorporated until December 30, 2015, we had no comparable operations for the fiscal year ended 2015 and no comparative information is available. Prior to May 18, 2016, we were an inactive shell company with no business operations, which was recapitalized via a reverse merger. Following the Closing we incorporated the business plans and operations of CMT (a clinical stage company).

Gross Revenue. We generated no gross revenue for the period ended December 31, 2015 and none for the year ended December 31, 2016.

General and Administrative Expenses. General and administrative expenses for the year ended December 31, 2016, totaled $664,984. For the year ended December 31, 2016, general and administrative consisted primarily of management fees of $423,000 and professional fees of $208,004. There was $500 expense for the period ended December 31, 2015 representing the costs of incorporation.

Research and Development Expenses. Research and development expenses for the year ended December 31, 2016, totaled $85,334. We also incurred license fees under a royalty agreement of $7,300 for the year ended December 31, 2016. Pending completion of the development of the patented technology included in our license agreement, we will not have additional license fees until we have a saleable product. There was no research and development expense for the period ended December 31, 2015.

Net Loss. For the reasons stated above, our net losses for the year ended December 31, 2016 were $766,072 due to the fact that our current clinical stage operations did not commence until the period ended June 30, 2016. For the period ended December 31, 2015 there was a net loss of $500.

Intangible License.  We have acquired a royalty license from LABIOMED granting the exclusive license for any products and services we develop under the LABIOMED patent.

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The license was acquired for a cash payment of $5,000, issuance of 323,333 shares of restricted common stock of the Company (valued at $1,000), and an agreement to reimburse LABIOMED up to $1,800 for expenses incurred by LABIOMED in reviving and defending their patent. We have expensed the cash paid, the value of the stock issued, and the expected reimbursement of $1,800 for a total intangible royalty expense – license fees of $7,800.

Amortization Expense. We acquired a patent (U.S. Patent No. 8,372,797) from CMH on February 2, 2016, in exchange for 64,666,667 shares of our restricted common stock valued at $100,000. The patent expires in 2026 and we have elected to amortize the patent over a ten-year period on a straight line basis. On August 25, 2016, CMT entered into a License Agreement which grants it the exclusive right to all products derived from US Patent No. 7,569,385 for multipotent amniotic fetal stem cells. Under the terms of the license agreement, CMT is required to pay an initial license fee within 30 days of entering into the agreement. The patent expires in 2025 and we have elected to amortize the patent over a ten-year period on a straight line basis.

Amortization expense of $9,356 was recorded for the year ended December 31, 2016, representing the amortization of the ED and multipotent amniotic fetal stem cell patents based upon the remaining life of the patents. There was no amortization expense for the period ended December 31, 2015.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our consolidated financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity capital expenditures or capital resources.

Liquidity and Capital Resources

Our principal source of liquidity has been funds received from the sale of our common stock to CMH in the amount of $79,500, $125,000 in loans from CMH, and private sales of our common stock to third parties. Going forward, our short-term funding needs are expected to be satisfied by funds to be loaned to us by our parent entity. Our long-term liquidity needs are expected to be satisfied from future offerings of our equity securities. It is possible that CMH may provide future financing for us. We do not have any arrangements, agreements, or sources for long-term funding.

Our only commitments for expenditures relate to the completion of the clinical studies for the ED stem cell treatment and general and administrative costs, including reimbursements to our parent company for services performed by their executive officers on our behalf. During the next 12 months we also anticipate commencing marketing activities for our ED treatment in preparation for completion of the clinical trials.

We anticipate that if our clinical studies on our ED stem cell treatment are successful, we can commence marketing kits for the treatment in 2017. For the next 12 months our plan of operations is to complete these clinical trials and commence manufacture of the kits. We estimate the costs to complete the clinical trials will be approximately $600,000, excluding overhead and other costs associated with maintaining our company structure. We believe that our current cash on hand would meet our cash flow requirements for only a few more months. If we are unable to obtain further financing, we may seek alternative sources of funding or revise our business plan. We currently have no alternative sources for funding.

Our financial statements included with this prospectus have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We have incurred substantial expenses and generated no revenues from operations during the periods covered by these financial statements. These factors raise substantial doubt about our ability to continue as a going concern. There is no assurance that we will be successful in meeting the continuing financial obligations of the company. Our financial statements do not include any adjustments that might result from the outcome of these uncertainties.

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Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles accepted in the United States. In connection with the preparation of our financial statements, we are required to make assumptions and estimates about future events and apply judgments that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures. We base our assumptions, estimates and judgments on historical experience, current trends and other factors that management believes to be relevant at the time our consolidated financial statements are prepared. On a regular basis, we review the accounting policies, assumptions, estimates and judgments to ensure that our financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

Emerging Growth Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Certain specified reduced reporting and other regulatory requirements that are available to public companies that are emerging growth companies. These provisions include:

1.	an exemption from the auditor attestation requirement in the assessment of our internal controls over financial reporting required by Section 404 of the Sarbanes-Oxley Act of 2002;

2.	an exemption from the adoption of new or revised financial accounting standards until they would apply to private companies;

3.	an exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about our audit and our financial statements; and

4.	reduced disclosure about our executive compensation arrangements.

We have elected to take advantage of the exemption from the adoption of new or revised financial accounting standards until they would apply to private companies. As a result of this election, our financial statements may not be comparable to public companies required to adopt these new requirements.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

On May 18, 2016, Heaton & Company, PLLC (“Heaton”), the principal accountant for the Company, was dismissed and the Company engaged Haynie & Company (“Haynie”), as the Company’s principal accountant for the Company’s fiscal year ending December 31, 2016, and the interim periods for 2016. The decision to change principal accountants was approved by the Company’s Board of Directors.

The report of Heaton, on the Company’s financial statements for either of the past two years did not contain an adverse opinion or disclaimer of opinion, or was not qualified or modified as to uncertainty, audit scope or accounting principles except that the report of Heaton included in the Company’s Annual Report on Form 10-K for 2015 did include a paragraph disclosing uncertainty about the Company’s ability to continue as a going concern.

There were no disagreements between the Company and Heaton, for the two most recent fiscal years and any subsequent interim period through May 18, 2016 (date of dismissal) on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of Heaton, would have caused them to make reference to the subject matter of the disagreement in connection with its report. Further, Heaton has not advised the Company that:

1)	internal controls necessary to develop reliable financial statements did not exist; or

2)	information has come to the attention of Heaton which made it unwilling to rely upon management’s representations, or made it unwilling to be associated with the financial statements prepared by management; or

3)	the scope of the audit should be expanded significantly, or information has come to the attention of Heaton that they have concluded will, or if further investigated, might materially impact the fairness or reliability of a previously issued audit report or the underlying financial statements, or the financial statements issued or to be issued covering the fiscal year ended December 31, 2015.

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Business and properties

Historical Background

We were incorporated on December 3, 1998, in the State of Nevada, and have one wholly-owned subsidiary, Creative Medical Technologies, Inc., a Nevada corporation (“CMT”), which conducts all of our business operations. On September 14, 2016, we formed a limited liability company, Amniostem LLC Inc., in Nevada for the purpose of creating and/or licensing intellectual property in the area of amniotic fluid derived stem cells for therapeutic applications. This entity is a wholly owned subsidiary of CMT and has not commenced any business activities.

We had only limited operations during this startup phase through June 30, 2008, at which time we ceased all business operations because of increased competition in the industry, dwindling sales, and elevated costs associated with generating sales.

On May 18, 2016, we closed an Agreement and Plan of Merger (the “Merger Agreement”) with CMT, Steven L. White, our principal shareholder and the sole officer and director, and Jolley Acquisition Corp., a Nevada corporation and wholly owned subsidiary of our company (the “Merger Sub”). As a result of the closing of the Merger Agreement, the Merger Sub was merged with and into CMT with CMT being the surviving corporation and CMT became our wholly-owned subsidiary. Effective May 18, 2016, we filed Articles of Merger and Articles of Exchange with the Nevada Secretary of State evidencing the closing and the issuance of our shares to the shareholders of CMT. Following closing, Mr. White, who was our majority shareholder prior to the closing, sold 15,100,000 shares of our common stock to us for $5,000, after which the shares were cancelled and returned to our authorized but unissued shares of common stock.

In connection with the closing, CMT caused Creative Medical Health, Inc., a Delaware corporation and parent of CMT (“CMH”), to advance $25,000 to us for payment of certain obligations. Prior to the execution of the Merger Agreement, CMH advanced to us $8,256 for the payment of certain accounts payable and $5,000 for repayment of certain notes payable. At closing, CMT caused CMH to advance $5,000 to us for the purchase of Mr. White’s shares and the balance of the $25,000 for the payment of our remaining accounts payable. The amounts advanced by the parent of CMT are evidenced by an 8% Promissory Note dated May 18, 2016.

At closing, each share of common stock of CMT issued and outstanding immediately prior to the closing was converted into 6.4666666 shares of our common stock (97,000,000 shares), which now constitutes approximately 97%, of our issued and outstanding common stock. The equity of the Company has been retroactively restated to show the effect of the reverse merger on the common stock outstanding for the periods presented.

As a condition of closing, we delivered Cancellation of Indebtedness Agreements evidencing the cancellation of all prior outstanding notes payable, except for promissory notes in the aggregate amount of $20,000 which are payable upon obtaining DTC eligibility for our common stock.

At closing, Timothy Warbington, Donald Dickerson, Thomas Ichim, PhD, and Amit Patel, MD were appointed as our directors and Mr. White resigned from all positions with our company.

Effective May 18, 2016, in connection with the closing, we filed Articles of Merger with the Nevada Secretary of State evidencing the change of our name to “Creative Medical Technology Holdings, Inc.” This merger was between our company and a newly formed Nevada corporation, Creative Medical Technology Holdings, Inc., which was formed solely to effect our name change.

Our principal executive offices are located at 2017 W Peoria Avenue, Phoenix, AZ 85029.

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Creative Medical Technologies

CMT was created as the urological arm of its parent company, CMH, to monetize the treatments or products developed or acquired by CMH prior to creation of CMT and transferred to it after its incorporation. CMT has been engaged in the regenerative medicine field of male and female sexual dysfunction and infertility, as well as the field of recurrent spontaneous abortions (miscarriages), using stem cells. CMT acquired a patent for its erectile dysfunction (“ED”) treatment from CMH and was granted a license by Los Angeles Biomedical Research Institute at Harbor-UCLA Medical Center, a non-profit biomedical research and education institute (“LABIOMED”), for the infertility treatment.

CMT is a clinical stage company and intends to complete the testing of its ED treatment and, if warranted, market treatment kits to physicians for use with their patients suffering from ED. CMT is currently engaged in a 15-month clinical trial study being conducted at UCLA by LABIOMED on the efficacy and safety of the ED treatment. The study involves testing on 40 subjects and is intended to have a duration of 15 months. CMT also intends to test and, if warranted, market licensed stem cell products under its infertility technology license.

In connection with CMT’s organization, it sold 32,010,000 shares of its common stock to CMH for $49,500, which shares were subsequently distributed as a stock dividend by CMH pro rata to its shareholders. In connection with the granting of the license by LABIOMED to CMT for the infertility technology, CMT issued 323,000 shares of its common stock and also recorded an obligation to repay up to $1,800 to LABIOMED (for expenses which may be incurred in reviving and defending the patent). CMT also issued 64,666,667 shares of its common stock to CMH for the acquisition of the patent underlying the ED technology. At closing CMT had 97,000,000 shares of its common stock issued and outstanding.

CMT has entered into three loan agreements with CMH. The first is a line of credit evidenced by a Loan Agreement dated February 2, 2016, with CMH for $50,000, which amount has been fully borrowed by CMT. The second loan agreement with CMH for an additional $50,000 was entered into on May 1, 2016 and has been fully borrowed by CMT. The third loan agreement with CMH for an additional $25,000 was entered into on May 18, 2016 and has been fully borrowed by CMT.

The funds advanced under each line of credit are evidenced by separate 8% Promissory Notes dated February 2, 2016, May 1, 2016, and May 18, 2016 respectively. The first note matures on April 30, 2017, the second note matures on July 31, 2017, and the third note matures on May 18, 2018.

As a result of the closing of the Merger Agreement, we are now a company engaged in stem cell research and applications for use to treat male and female sexual dysfunction, infertility, miscarriages, and related issues. We are a clinical stage company and intend to complete the testing of the ED treatment and, if warranted, market the treatment under the name “Caverstem” to physicians for use with their patients suffering from ED. Following further testing, we also intend to market licensed products under our infertility technology license and the female sexual dysfunction patent application.

Erectile Dysfunction Treatment

On February 2, 2016, CMT entered into a Patent Purchase Agreement with CMH pursuant to which CMH assigned to CMT its rights to US Patent No. 8,372,797, entitled “Treatment of Erectile Dysfunction by Stem Cell Therapy” which was issued to CMH by the USPTO on February 12, 2013, and related know-how and technology. The closing of the Patent Purchase Agreement occurred in May 2016, and we issued the 64,666,667 shares of CMT’s common stock to CMH.

While previous studies have demonstrated that stem cells can enhance blood vessel function, this patent application was the first to demonstrate that administration of stem cells can lead to enhanced erections. Aspects of this patent have already been clinically used. In one specific example, FDA approved bone marrow extraction devices used to concentrate bone marrow and to inject stem cells into the penile bodies. This procedure has been demonstrated safe and feasible in small patient studies.

Prior to the closing of the Patent Purchase Agreement, CMH was in the process of commencing clinical trial studies on the efficacy and safety of the ED stem cell treatment. As a result of the purchase of the ED patent by us, we have now taken over the clinical trial studies. After the trial is completed, and if the data supports the treatment, we intend to market the technology with complete kits and training to medical doctors, who can practice the treatment for their patients.

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Prior studies on both animals and humans have been conducted which management believes would support the efficacy and safety of the treatment currently under clinical trials by the Company. Bone marrow stem cells have been used for over four decades in the area of hematopoietic stem cell transplantation. Stimulation of angiogenesis using this cell population has been performed in animal models of ischemia, as well as in clinical trials. One study used bone marrow cells that were isolated for expression of the p75 nerve growth factor receptor using magnetic activated cell sorting. They chose this population based on possible enhancement of neurogenic potential. Intracavernous administration of these cells into a rat bilateral cavernous nerve crush injury model was performed. At a four week follow up, improvement in erectile function as assessed by mean intracavernous-to-mean arterial pressure ratio and total intracavernous pressure was assessed. Significant improvements were observed in animals receiving the p75 selected cells as compared to those receiving an equal concentration of bone marrow derived multipotent stromal cells, fibroblasts, or saline. Significantly higher levels of FGF-2 were found in the cavernosum of animals receiving the p75 selected cells.

Clinical use of stem cells in treatment of ED has been reported in a study outside the U.S. which treated seven patients with diabetes associated ED which was unresponsive to medication for at least six months with an average of 1.5 × 10(7) cord blood mononuclear cells injected intracavernously. Three additional patients with similar characteristics were used as controls. No treatment associated abnormalities were reported despite the allogeneic nature of the cells in absence of immune suppression. One month after treatment, morning erections were regained in three participants. By the third month post treatment six of the seven patients had regained morning erections. In all patients rigidity increased as the result of cord blood administration, but was not sufficient for penetration. When the patients were administered PDE5 inhibitor before coitus, two achieved penetration and experienced orgasm, and maintained for more than six months; however, one participant could not achieved penetration at ninth month. An increase in sexual desire was reported in six of the seven patients. No improvements were observed in any of the three control patients.

In 2013, Dr. Thomas Ichim, one of our directors, conducted a pilot study on a single subject where a total of 60 ml of bone marrow aspirate was obtained and processed in a closed-system concentration device. Bone marrow mononuclear cells were concentrated to a volume of 2 ml, with 1 ml administered into each side of the smooth muscle of the penis using a 25 gauge syringe. A tourniquet was placed around the base of the penis during the injection procedure and held for five minutes to allow for maximal retention. No immediate injection-associated adverse events were noted. The patient reported a morning erection two days after cell administration. Although blood vessel and smooth muscle growth could not occur during this short time period, the possibility of bone marrow released nitric oxide stimulating erections via vasodilation may be postulated. Three weeks after treatment, the patient reported erection strong enough for penetration, but did not have ability to sustain the erection until orgasm. At three month follow-up the patient reported having intercourse until orgasm several times and a marked increase in morning erections. No adverse effects or ectopic tissue formation was observed.

CMH entered into a Clinical Trial Agreement dated May 18, 2015, with LABIOMED and conducted by Dr. Jacob Rajfer with UCLA Harbor Hospital as its principal investigator. An IRB (Institutional Review Board) application has been submitted and approved. The purpose of the clinical trials is to evaluate the safety and efficacy of the ED stem cell treatment. Enrollment in the clinical trials began in December 2015 and the clinical trial began during first quarter 2016 with approximately 40 participants. In October 2015 CMH entered into a Master Services Agreement dated November 15, 2015, with Professional Research Consulting, Inc., doing business as PRC Clinical, a contract research organization, to oversee the clinical trials. The primary outcome measures for these clinical trials include the following: (i) improvement in erectile function as measured by total score in the International Index of Erectile Function; (ii) change in Doppler Ultrasound (papaverine induced color duplex Doppler) for evaluating blood flow; (iii) change in dynamic infusion cavernosometry that measures veno-occlusive pressure, each of which should require approximately six months from baseline; and (iv) adverse events, which should require approximately 12 months from baseline. The secondary outcome measures includes improvement in erectile function as measured by total score in the International Index of Erectile Function, which should require approximately 12 months from baseline. Under the terms of the Patent Purchase Agreement, CMH assigned these agreements to us and we have assumed the duties and obligations under these agreements.

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Procedures for use of our ED stem cell treatment consist of a one-hour out-patient visit in a physician’s office. The physician would harvest a patient’s bone marrow from the hip using local anesthetic and separate the stem cells using a cell separator. The separated and cleansed stem cells would then be injected into the patient’s venus cavernosa to stimulate muscle and generate blood vessel regeneration. Management believes that such treatment should result in a marked increase in duration and frequency of erections and the ability to sustain erections until orgasm, with no known treatment-associated adverse events. The current clinical trial is being conducted to validate the efficacy and safety of the treatment.

Management projects the completion of the study and publication of results to occur by late-2017. If the study results are positive, management expects to commence commercialization of the Caverstem procedure to U.S. urologists in the second half of 2017.

Male Infertility Treatment

The patent application for our infertility treatment covers novel means for treating male infertility using stem cells. The methods claimed in this patent describe implantation of stem cells into the testes of a mammal whereby stem cells may serve to address a deficiency of germ cells (developmental precursors of sperm cells), Sertoli cells (somatic cells that aid in sperm development) and/or Leydig cells (testosterone-producing cells). This invention was based on the discovery that bone marrow-derived stem cells can differentiate into germ cells, Sertoli cells and/or Leydig cells when transplanted into the testes of experimental animals.

We believe the administration of stem cells using the methods described in this patent application can be used to improve conditions related to male infertility and/or testosterone deficiency caused by aging, disease or trauma, including individuals with cancer that have undergone irradiation of the pelvic area or chemotherapy. Other conditions involving abnormalities of the testes and/or low sperm counts could also be addressed using these methods. We believe there is great interest in leveraging the therapeutic potential of bone marrow-derived stem cell populations, especially to address male fertility issues. According to a study by the CDC, of an estimated 3.3-4.6 million men in the U.S. that sought medical advice for fertility issues, 18% were diagnosed with infertility, with deficiencies in sperm numbers of quality being the primary underlying causes of male infertility.

We are in the process of designing a clinical trial for the infertility treatment and intend to continue to prosecute the patent application. Management does not anticipate proceeding with clinical trials or commercialization of treatments from this technology until the patent claims are granted. While there may be some trial design or other pre-work performed, the trial will not commence until the claims are granted. Thus, the developmental timeline is dependent upon when, and if, the patent claims are granted. We anticipate that prosecuting the patent claims could require from one to five years. Following patent approval, the projected timeline for commercialization is anticipated to be between three and four years.

Female Sexual Dysfunction Treatment

There are many types of female sexual arousal disorders, some of which manifest as mental obstacles to sex. CMT’s current patent application would focus on physical manifestations of sexual arousal disorder, as an extension of their work with stem cell therapies for ED. The technology specifically targets atherosclerotic tissue, which basically means tissue and vessels through which blood cannot pass. Sometimes, lack of blood flow to the vagina and clitoris can make sex painful or even impossible. Research has demonstrated that vaginal engorgement and clitoral erection are important facets of sexual interaction for women. The technique developed by CMT uses regenerative cells (such as stem cells) to help encourage the process. We plan to design a trial and execute that trial in the future after we pursue the male infertility procedure. Management does not anticipate commercialization of treatments from this technology until the patent claims are granted. While there may be some trial design or other pre-work performed, the trial will not commence until the claims are granted. Thus, the developmental timeline are dependent upon when, and if, the patent claims are granted. We anticipate that prosecuting the patent claims could require from one to five years. Following patent approval, the projected timeline for commercialization is anticipated to be between three and four years.

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Miscarriage Treatment

On June 9, 2016, CMT scientists Drs. Amit Patel and Thomas Ichim, two of our directors, filed a US Patent entitled “Adipose Derived Immunomodulatory Cells for Immunotherapy of Recurrent Spontaneous Abortions”, which covers the use of a woman’s own fat derived stem cells for prevention of pregnancy loss. It is believed that more than 30% of all pregnancies result in a loss and that in many cases miscarriage is repetitive. Recurrent spontaneous abortion (miscarriage) is defined by the American Congress of Obstetricians and Gynecologists as two or more miscarriages in the first trimester. Approximately 1% to 5% of women of reproductive age suffer from recurrent spontaneous abortion.

The patent is based on animal data in which mice genetically bred to replicate human spontaneous recurrent miscarriages were shown to achieve much higher frequency of live births after administration of fat derived stem cells. Specifically, in mice prone to pregnancy failure that were treated with saline, an average of two living fetuses and six resorbed fetuses were detected per mouse. In mice receiving the fat derived stem cells, an average of six living fetus’s and one resorbed fetus were detected per mouse. The average litter size of mice is six to eight offspring per pregnancy.

Given that use of patient’s fat derived stem cells is common practice in the U.S., management believes the potential of applying this existing procedure to recurrent pregnancy loss represents a material development opportunity for us.

Multipotent Amniotic Fetal Stem Cells

On August 25, 2016, CMT entered into a License Agreement which grants us the exclusive right to all products derived from US Patent No. 7,569,385 for multipotent amniotic fetal stem cells. This patent covers methods for identifying, isolating, expanding and differentiating a novel population of therapeutic stem cells, specifically, stem cells derived from amniotic fluid. In the scope of available stem cell technologies, this invention describes compositions of fetal-derived stem cells and methods for generating these cells that can allow for tissue regeneration without raising the ethical concerns that are inherent to embryonic/fetal-derived cell types. The source of these stem cells is amniotic fluid harvested during routine amniocentesis of pregnant women, whereby the isolated cell population is subsequently cultured and expanded to create a bank of therapeutic stem cells.

With future funding, we intend to leverage this technology to advance our proposed program for treating male and female infertility indications where there are unmet needs for new treatment options. In this context, we anticipate that amniotic fluid-derived stem cells could be implemented in order to improve or repair the dysfunctional cellular pathways that contribute to disorders of sexual function and fertility. If we are successful in securing additional funding, we intend to complete in vitro characterization and optimization of stem cell production, to initiate toxicity and dose escalation studies for a selected indication, to submit an Investigational New Drug application with the FDA, and, subsequently, to progress to clinical studies using this therapeutic cell population.

Management plans to develop both this and the miscarriage treatment technologies as a new regenerative medicine platform for use with multiple indications. Given amniotic stem cells are allogenic (someone else’s), the development of this cell platform will fall within the jurisdiction of the The Center for Biologics Evaluation and Research (“CBER”). This organization regulates products under a variety of regulatory authorities including the Public Health Service Act and the Food Drug and Cosmetic Act. CBER manages the Biologics License Application (“BLA”) process which is a request for permission to introduce, or deliver for introduction, a biologic product into interstate commerce. This process validates safety and efficacy through animal studies, first-in-human (Phase I), safety and initial efficacy (Phase II) and pivotal trials (Phase III). The projected time frame to complete this process is seven to ten years and will require significant investments or partnering with a larger firm to fully fund the trials up to and including marketing approval. Management intends to file a BLA on the amniotic stem cell with recurring miscarriages as the first indication to be commercialized.

Multipotent Amniotic Fetal Stem Cells for Stroke Therapy

On Dec. 13, 2016 CMT filed US patent application #62/400557 entitled “Treatment of Stroke by Amniotic Fluid Derived Stem Cell Conditioned Media and Products Derived Thereof.”. The patent application covers the use of the Company’s newly licensed AmnioStem stem cell as a production means for generation of nanoparticles termed “exosomes,” which regenerate damaged brain tissue after stroke. This novel stem cell based therapeutic option by using products derived from stem cells as opposed to the stem cells themselves. The patent provides means of leveraging growth factors and nucleic acids generated by AmnioStem stem cells, in order to provide a “drug like” product that overcomes many of the hurdles associated with administration of stem cells. It is known that intravenous injection of stem cells usually results in accumulation in lungs, leading to reduced therapeutic efficacy. Concentrating and purifying regenerative factors produced by this unique stem cell type will accelerate development of this novel therapy, as well as develop combination therapies to provide the highest probability of success to patients suffering from this debilitating condition. The AmnioStem stem cell is subject to issued US patent #7,569,385 and was licensed exclusively from University of California San Diego (“UCSD”). Management plans to develop both the AmnioStem cell and the stroke treatment technologies as a new regenerative medicine platform for use with multiple indications.

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Marketing

The first product we intend to market is the treatment for ED, which, if current clinical trials prove successful, would be ready to market approximately third quarter 2017. We intend to implement a multifaceted marketing approach which focus primarily on urologists. We anticipate attending conferences sponsored by the American Urological Association across the country beginning second quarter 2017. We also plan to attend physician seminars and training in Los Angeles, New York, Florida, and Texas. We further propose to create a print and television advertising campaign and print in-clinic handouts, posters, and white papers. During second calendar quarter of 2017 we intend to establish our marketing staff to implement our marketing strategy fully. Prior to then, our executive officers will be involved in marketing efforts. We also plan to publish the results of our clinical studies, if favorable, in prominent urological journals.

Intellectual Property

ED Patent. CMH acquired the use patent application for treatment of ED by stem cell therapy in July 2011 and prosecuted the application until the ED patent was issued in 2013. We have closed a Patent Purchase Agreement dated February 2, 2016, with CMH to acquire the ED patent and related know-how and technology for 64,666,667 shares of our common stock. The assignment documents have been filed with the U.S. Patent and Trademark Office.

Male Infertility License Agreement. Effective January 29, 2016, we entered into a License Agreement with LABIOMED granting us an exclusive license in the U.S. and its territories and possessions to make and market products or services authorized under LABIOMED’s U.S. use Patent Application 14/508,763 (filed October 7, 2014, and claiming priority back to U.S. Ser. No. 60/790,085 filed on 4/7/2006). We also have the right, with LABIOMED’s consent, to grant sublicenses. Subject to early termination provisions, the license agreement expires on the last to expire of the patents under which the license was granted. We have the right to terminate the agreement at any time upon 90 days’ prior written notice. LABIOMED has the right to terminate the agreement upon the breach of certain covenants under the agreement, including the failure to make required payments to LABIOMED, failure to obtain and maintain required insurance coverage, our failure to meet performance milestones, our insolvency or bankruptcy, underreporting or underpayment of royalties in excess of 20% for any 12-month period, our challenge to the patent rights underlying the license, or our default in the performance of any obligations under the agreement not cured within 90 days following receipt of notice. The agreement obligates us to use our commercially reasonable efforts to develop and commercialize the licensed products and to initiate human clinical trials within specified times. If we fail to meet these milestones within the designated periods, LABIOMED may terminate the license or convert it to non- exclusive. Under the terms of the agreement we paid $5,000 to LABIOMED as a non-refundable license issue royalty, agreed to reimburse them up to $1,800 for its expenses in reviving the patent application, and issued 323,333 shares of CMT’s common stock. We are subject to a 6% royalty to LABIOMED on net sales of any licensed products and 25% on any non-royalty sublicense income. Commencing three years after the date of the agreement, and each subsequent year thereafter, we are required to pay annual maintenance royalties of $20,000, unless during the prior one-year period we paid $50,000 or more in actual royalty payments. Finally, we have agreed to pay them certain milestone payments upon achieving the milestones set forth in the agreement, which in the aggregate we estimate to be approximately $300,000.

Female Sexual Dysfunction Patent Application. Drs. Patel and Ichim, two of our directors, have assigned to CMT for nominal consideration use their patent application (U.S. Patent Application 62319753) for the use of regenerative cells as a treatment option for women who experience sexual desire, but have difficulty reaching the arousal stage. The patent application was filed with the U.S. Patent and Trademark Office on April 7, 2016. This patent was assigned to CMT on August 28, 2016.

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Miscarriage Treatment Patent Application. CMT scientists Drs. Patel and Ichim have also assigned to CMT for nominal consideration their U.S. use Patent entitled “Adipose Derived Immunomodulatory Cells for Immunotherapy of Recurrent Spontaneous Abortions”, (U.S. Patent Application 62/347,898) which covers the use of a woman’s own fat derived stem cells for prevention of pregnancy loss. The patent application was filed with the U.S. Patent and Trademark Office on June 9, 2016. This patent was assigned to CMT on August 28, 2016.

Multipotent Amniotic Fetal Stem Cells License Agreement. On August 25, 2016, CMT entered into a License Agreement dated August 25, 2016, with The Regents of The University of California, represented by its San Diego campus of the University of California, San Diego, Office of Innovation and Commercialization. This license agreement grants to CMT the exclusive right to all products derived from U.S. Patent No. 7,569,385 for use of multipotent amniotic fetal stem cells composition of matter throughout the world during the period ending on the expiration date of the longest-lived patent rights under the patent. The license agreement also permits CMT to grant sublicenses. Under the terms of the license agreement, CMT is required to diligently develop, manufacture, and sell any products licensed under the agreement. We are required to pay the University an initial license fee within 30 days of entering into the agreement. We are also required to pay annual license maintenance fees on each anniversary date of the agreement, which maintenance fees would be credited toward any earned royalties for any given period. The License Agreement provides for payment of various milestone payments, which in the aggregate are estimated at approximately $2,000,000, and earned royalties on the net sales of licensed products by CMT or any sublicensee of between approximately 5% and 20%. CMT is also required to reimburse the University for any future costs associated with maintaining the patent. CMT may terminate the license agreement for any reason upon 90 days’ written notice and the University may terminate the agreement in the event CMT fails to meet its obligations set forth therein, unless the breach is cured within 30 days of the notice from the University specifying the breach. CMT is also obligated to indemnify the University against claims arising due to the exercise of the license by CMT or any sublicensee. CMT is also required to maintain adequate general liability insurance.

Multipotent Amniotic Fetal Stem Cells for Stroke Therapy. On Dec. 13, 2016 CMT filed US patent application #62/400557 entitled “Treatment of Stroke by Amniotic Fluid Derived Stem Cell Conditioned Media and Products Derived Thereof.”. The patent application covers the use of the Company’s newly licensed AmnioStem stem cell as a production means for generation of nanoparticles termed “exosomes,” which regenerate damaged brain tissue after stroke.

Trademark and Trade Name. On April 14, 2015, CMH was granted a trademark by the U.S. Patent and Trademark Office for the name “Caverstem.” On February 23, 2016 CMH applied for a trademark for the name “Creative Medical Technologies.” Under the terms of the Patent Purchase Agreement CMH has assigned these trademarks to us. We are in the process of assigning these trademarks to CMT.

Trademark and Trade Name. On Sept 7, 2016, we filed an application with the U.S. Patent and Trademark Office for the name “Amniostem”. The application number is 87163455. The USPTO has searched and considers the application allowable. They published it to give third parties a chance to challenge it. Assuming this does not happen a Notice of Allowance is expected in the April 2017 time frame.

Government Regulation

Human cells, tissues or cellular or tissue-based products (“HCT/Ps”) intended for implantation, transplantation, infusion or transfer into a human recipient are regulated by the Center for Biologics Evaluation and Research at the Food and Drug Administration (the “FDA”) under the authority of section 361 of the Public Health Service Act (the “PHSA”) Act under which the FDA established regulations for HCT/Ps to prevent the introduction, transmission, and spread of communicable diseases. Specifically, Section 361 states that “human cells, tissues, and cellular or tissue-based products” (HCT/Ps) are regulated solely under this section if it meets all of the following criteria: (i) minimally manipulated; (ii) for homologous use only; (iii) do not involve the combination of the cells or tissues with another articles; and (iv) are for autologous use. The FDA has recently published draft guidance to the industry (Homologous Use of Human Cells, Tissues, and Cellular and Tissue-Based Products – Draft Guidance for Industry and FDA Staff 10/2015) that further clarifies the FDA’s position on what constitutes homologous use of HCT/Ps. The FDA in this guidance states, “As defined in 21 CFR 1271.3(c), homologous use means the repair, reconstruction, replacement, or supplementation of a recipient’s cells or tissues with an HCT/P that performs the same basic function or functions in the recipient as in the donor”. A key function of bone marrow derived mesenchymal and endothelial stem cells such as are used in our treatments are to stimulate cellular regrowth and repair and is consistent with the repair function the cells perform as they circulate through the body. These cells not only secrete growth factors and other intercellular signals to command and coordinate the repair process, they can also replace and regenerate tissues by themselves directly.

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Management believes that its stem cell treatments for ED, male infertility, and female sexual dysfunction would meet the criteria for inclusion under Section 361. Under certain circumstances, an establishment may qualify for an exception from the requirements of Section 361 the PHSA. Section 1271.15(b) provides the following exception from Section 361 regulation: “You are not required to comply with the requirements of this part if you are an establishment that removes HCT/P’s from an individual and implants such HCT/P’s into the same individual during the same surgical procedure.” For the exception to apply, an establishment must meet three criteria: (i) remove and implant the HCT/Ps into the same individual from whom they were removed; (ii) implant the HCT/Ps within the same surgical procedure; and (iii) the HCT/Ps remain in their original form, which means that they are only rinsed, cleaned, sized, or shaped in the procedure.

If the FDA were to modify its regulations or significantly change their guidance, the products mentioned above would be subject to traditional premarket and post-market requirements arising under section 351 of the PHSA Act. “351 HCT/Ps” require approval of a Biologic License Application, and their manufacture must comply with Current Good Manufacturing Practices (“GMPs”). This would extend the research and development timelines on these products from three years to seven to ten years. Additionally, significantly greater capital resources would be required to complete the efforts.

Management expects and plans to pursue the regulatory pathway consistent with a new biological drug for our Amniotic stem cell, stroke and recurring miscarriage products. As such, we will fall under the jurisdiction of CBER. This organization regulates products under a variety of regulatory authorities including the Public Health Service Act and the Food Drug and Cosmetic Act. CBER manages the BLA process which is a request for permission to introduce, or deliver for introduction, a biologic product into interstate commerce (21 CFR 601.2). This process validates safety and efficacy through animal studies, first-in-human (Phase I), Safety and initial efficacy (Phase II) and pivotal trials (Phase III).

Competition

There are a number of public and private companies engaged in stem cell research and applications for use to treat ED, infertility and other issues. Many of these have been engaged in this field for a significant period.

In the ED marketplace there are a few private companies engaged in stem cell research and applications. This research and the possible treatments are aimed at the approximately 9,000,000 men in the U.S. who, due to damage to the blood vessels and smooth muscle tissue in the penis, do not respond to PDE5 inhibitors such as Viagra or Cialis, do not respond to or cannot tolerate penis injections containing Alprostadil such as Averject or Edex, or are not one of approximately 25,000 men in the U.S. who elect invasive, non-reversible rod or pump implantation into the penis. Currently, management’s research has determined that there are fewer than a dozen private clinics in the U.S. that offer stem cell treatments for ED. None of these firms is believed to have filed for patent protection or conducted clinical trials using bone marrow to validate safety and efficacy. By comparison, we are conducting an IRB-approved clinical trial to validate safety and efficacy, using a patented procedure, at a leading research institution, performed by an accomplished researcher. Management believes that the combination of patent protection, a validated “standard of care” procedure, and competitively priced equipment and disposable kits will allow the Company to compete successfully in this marketplace.

In the marketplaces for male infertility, female sexual dysfunction, stroke and recurring miscarriages, management believes little competition exists. While there is a significant body of academic research in vitro and in animal models on the benefits of treating male infertility, female sexual dysfunction and recurring miscarriages with stem cells, management is not aware of any public or private U.S. firms pursuing human research or commercialization of these treatments. Based upon management’s research, there are fewer than five private clinics in the U.S. that offer any form of stem cell treatment for these indications. Therefore, it is management’s expectation that we will be the first entrant in the market space upon completion of our research and commercialization efforts.

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Employees

We have no employees, but we use and pay for the services of employees of our parent, CMH. We have agreed to reimburse our parent company a flat monthly rate for the time spent by their management team on our business operations.

Properties

We use at no cost a portion of the offices of CMH as our principal executive offices. The office space used by us consists of 2,400 square feet located at 2017 W Peoria Avenue, Phoenix, Arizona. The building is owned by an entity controlled by Timothy Warbington, an executive officer and director and one of our principal shareholders, and the current lease between this entity and CMH expires in 2022. Management believes that this space is adequate to meet the Company’s current and foreseeable needs.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on our business, financial condition or operating results.

Management

Current Management

The following table sets forth information concerning our directors and executive officers:

Name	Position	Age
Executive Officers:
Timothy Warbington	President and Chief Executive Officer	55
Donald Dickerson	Chief Financial Officer & Senior Vice-President	52
Annette Marleau, PhD	Senior Vice-President	42
Directors:
Timothy Warbington	Director	55
Thomas Ichim, PhD	Director	40
Amit Patel, MD	Director	44
Donald Dickerson	Director	52

Directors are elected annually at the annual meeting of shareholders. Each director holds office until the next annual meeting of shareholders at which his or her term expires and until his or her successor is elected and qualified, or until his or her earlier death, resignation or removal pursuant to our bylaws. Officers are elected by our board of directors at the annual meeting of our board of directors held each year immediately following the annual meeting of the shareholders, and each officer holds office until the next annual meeting at which officers are to be elected and until his or her successor is elected and qualified, or until his or her earlier resignation or removal pursuant to our bylaws. Each of the above directors and officers has served in his or her office since the closing of the reverse merger on May 18, 2016.

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Business Experience of Executive Officers and Directors

Drs. Ichim and Patel were selected as directors because of their experience and expertise in the field of stem cell research. Dr. Ichim sits and has set on a number of scientific advisory boards, including MyoStim Pacers, San Diego (2011-present); Cromos Pharmaceuticals, Moscow (2010-present); Orcrist Inc, Edmonton, Canada, Chairman (2008-2010); and Entest Bio, La Mesa, California (2010-2011). He also served as editor for StemCellPatents.com (2007-2009). He has also published a number of medical abstracts in stem cell research and has authored or co-authored a number of peer reviewed articles on stem cell research. Dr. Patel has authored numerous articles in the medical field, including peer reviewed and non-peer reviewed professional journal articles on stem cell research. Since 2008 he has been Director of Clinical Regenerative Medicine. Messrs. Warbington and Dickerson were selected as directors because of their experience in managing biotech companies. Mr. Warbington has over 25 years of experience in managing companies and has spent the last five years in the biotech field. Mr. Dickerson has over 30 years of experience in the fields of finance and management. We believe the combination of the skills in the field of stem cell research and business operations contribute to a balance which allows these individuals to pool their skills and work collaboratively on our Board of Directors.

The information below sets forth the employment background of the above persons, and any directorships held by them during the last five years in any company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940.

Timothy Warbington. Mr. Warbington has served as a director and as Chief Executive Officer of CMT since February 2016 and has served as a director, Chief Executive Officer and President of CMH since October 2011. He has over 25 years of executive level management experience. Mr. Warbington received a Bachelor’s Degree in Accounting from Arizona State University in 1984. From 1993 through 2007 he owned and operated a multi-million dollar national agricultural (produce) and finance company with annual revenues of $5,000,000 to $12,000,000. Prior to that, he served as Chief Operating Officer of the U.S. subsidiary of a British firm engaged in the international food trade. For eight years, Mr. Warbington has invested in the biotechnology industry and has provided strategic and tactical advice as a consultant to a publicly traded bio-tech firm. In connection with this experience, he has built a network of scientists, physicians and executives to participate as executive officers and directors of CMH.

Dr. Thomas Ichim. Dr. Ichim has served as a director and as President of CMT since February 2016, and has served as a director and Vice-President of CMH, and as President of the Biotech Division, since October 2011. From 2007 until 2015 he served as Chief Science Officer, Chief Executive Officer, and President, and was a director, of MediStem Inc., a San Diego-based company engaged in development of endometrial regenerative cells which was acquired in 2014 by Intrexon Corporation for $26,000,000. From 2004 until 2007 he served as program manager for biorasi LLC, a clinical research organization. He also served as a director of Regen BioPHarma, Inc., a publicly traded biotechnology company, from 2012 until 2015. In 2005 Dr. Ichim received his PhD in Immunology from University of Sciences Arts and Technology, Olveston Monserrat; in 1999 he received a MSc in Microbiology and Immunology from University of Western Ontario, London, Ontario, Canada; and in 1994 he received a BSc in Biology from the University of Waterloo, Waterloo, Ontario, Canada.

Donald Dickerson. Mr. Dickerson has served as a director and as Chief Financial Officer and Senior Vice-President of CMT since February 2016, and has served as a director and as Vice President and Chief Operating Officer of CMH since June 2014. He received his Masters of Business Administration in Finance from the University of Southern California in May 1992. Mr. Dickerson has worked in a number of management and accounting positions and has experience with companies in the technology, manufacturing and health sciences area. From October 2003 until February 2009 he was employed as a vice-president for JP Morgan Chase in finance; from March 2009 until May 2014 he served as a director for GMT Ventures in finance and operations; and from June 2011 until May 2014 he also served as CFO for Medistem, Inc. in finance.

Dr. Annette Marleau. Dr. Marleau has served as a Senior Vice-President of CMT since February 2016, and has served as Vice President and Chief Scientific Officer for CMH since March 2014. Prior to joining CMH, Dr. Marleau was the Director of Tumor Immunology at Aethlon Medical Inc. from 2011 until 2014. Dr. Marleau received her PhD in Immunology from the University of Western Ontario in 2004, received a MS in Reproductive Immunology from Ontario Veterinary Collateral, University of Guelph, Canada in 1999; and a BS in Biology from the University of Waterloo, Canada.

Dr. Amit N. Patel. Dr. Patel has served as a director of CMT since February 2016 and a director of CMH since October 2011. He has been a practicing heart surgeon since 2008. Dr. Patel received his medical degree in 1998 from Case Western Reserve University, Cleveland, Ohio. He currently holds the following positions at the University of Utah; Associate Professor, Department of Surgery, Division of Cardiothoracic Surgery and Director Clinical Regenerative Medicine and Tissue Engineering. Dr. Patel has an MD from Case Western Reserve University. He is also a director of Jadi Cell LLC, a research facility located in Salt Lake City, Utah.

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Legal Proceedings

During the past ten years there have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any of the persons nominated to become directors or executive officers upon closing of the Merger Agreement, and none of these persons has been involved in any judicial or administrative proceedings resulting from involvement in mail or wire fraud or fraud in connection with any business entity, any judicial or administrative proceedings based on violations of federal or state securities, commodities, banking or insurance laws or regulations, or any disciplinary sanctions or orders imposed by a stock, commodities or derivatives exchange or other self-regulatory organization.

Family Relationships

There are no family relationships between any director or executive officer, except for Dr. Ichim and Dr. Marleau who are husband and wife.

Director Independence

We have adopted the independence standards of the NYSE MKT LLC, to determine the independence of directors. These standards provide that a person will be considered an independent director if he or she is not an officer of the company and is, in the view of our board of directors, free of any relationship that would interfere with the exercise of independent judgment. Under this standard, our board of directors has determined that Thomas Ichim, PhD and Amit Patel, MD would meet this standard, and therefore, would be considered to be independent.

We do not have standing compensation, nominating, or audit committees of the board of directors, or committees performing similar functions. We intend to form these committees in the near future.

Certain Relationships and Related Transactions

On May 18, 2016, we closed the Merger Agreement with CMT, Mr. White, and the Merger Sub. As a result of the closing, the Merger Sub was merged with and into CMT with CMT being the surviving corporation and CMT became a wholly-owned subsidiary of our company. Mr. White, who was our majority shareholder prior to the closing, sold 15,100,000 shares of our common stock owned by him to us following closing for $5,000, after which we cancelled the shares.

In connection with the reverse acquisition transaction, CMH advanced $25,000 to us for payment of certain obligations and purchase of Mr. White’s stock. Prior to the execution of the Merger Agreement, $13,256 was advanced for the payment of certain accounts payable and other obligations. At closing, CMT advanced the balance of the $25,000 to us for the purchase of Mr. White’s shares and the payment of our remaining accounts payable. The amounts advanced by CMH are evidenced by an 8% promissory note which matures on May 18, 2018. In addition, we settled all outstanding promissory notes payable, except for promissory notes not exceeding $20,000, which will be paid upon obtaining DTC eligibility for our common stock. No cash consideration was paid for cancellation of these promissory notes.

At closing, each share of common stock of CMT issued and outstanding immediately prior to the closing was converted into 6.4666666 shares of our common stock, which now constitutes approximately 97%, of our common stock. The shares of CMT exchanged in the closing were distributed to the CMT shareholders as a stock dividend by CMH, which purchased the shares from CMT for $49,500, which funds were used for operating expenses by CMT and to purchase the license from LABIOMED for the infertility treatment.

At closing, Timothy Warbington, Donald Dickerson, Thomas Ichim, PhD, and Amit Patel, MD were appointed as directors of our company and Mr. White resigned from all positions with the company. Post-closing, Mr. Warbington was appointed as President, Chief Executive Officer and Chairman, Mr. Dickerson was appointed as Chief Financial Officer, and Annette Marleau, PhD, was appointed as Senior Vice President.

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CMT entered into a line of credit evidenced by a Loan Agreement dated February 2, 2016, with CMH, a principal shareholder of our company, for $50,000, which amount has been fully borrowed by CMT, and entered into a second Loan Agreement dated May 1, 2016, with CMH for an additional $50,000 which has also been fully borrowed by CMT. The funds advanced under each line of credit are evidenced by separate 8% Promissory Notes dated February 2, 2016, and May 1, 2016, respectively. The first note matures on April 30, 2017, and the second note matures on July 31, 2017.

Effective January 1, 2016, we agreed to reimburse CMH, our parent company, $35,000 per month for the services performed for us by our current officers and directors. Each of these officers and directors is either an employee of or consultant with our parent company.

During the year ended December 31, 2016, we sold 300,000 shares to CMH for gross proceeds of $30,000. In connection with the offering, we also issued warrants to purchase 30,000 shares of our common stock at $0.10 per share. The warrants are currently exercisable and expire on August 1, 2019.

Executive Compensation

Executive Compensation

Steven L. White served as our Chief Executive Officer from August 2007 until May 18, 2016 and Timothy Warbington has served as our Chief Executive Officer from May 18, 2016 until the present. Neither Mr. White, Mr. Warbington nor any other person received compensation from us during the years ended December 31, 2016 or 2015, which would be reportable pursuant to this item.

Except as described below, we have not entered into any employment or compensation agreements or arrangements with Messrs. Warbington, Ichim, Dickerson, and Patel and Mrs. Marleau for their services as officers or directors of our company. Each of these persons is employed by CMH and will continue to receive his or her salary from CMH for services performed for CMT and our company. We have agreed to reimburse CMH for the services performed for CMT and our company by CMH employees beginning January 1, 2016. The following table sets forth the amount of monthly compensation expense CMT has agreed to reimburse to CMH for its senior executive officers:

Name	CMT Position	Monthly Reimbursement
Timothy Warbington	Chief Executive Officer	$10,000
Donald Dickerson	Chief Financial Officer	$10,000
Annette Marleau	Senior Vice-President	$5,000

In addition, CMH has a consulting agreement with Dr. Patel and commencing January 1, 2016, CMT has agreed to reimburse CMH $5,000 per month for time allocated by Dr. Patel to CMT and our company. We have also agreed to reimburse CMH for the services of Thomas Ichim, PhD, one of our directors, at the rate of $5,000 per month.

Equity Awards

No equity awards were granted to our named executive officers during the years ended December 31, 2016 or 2015. Following closing of the Merger Agreement, we adopted the Plan, under which we are authorized to grant awards for up to 2,000,000 common shares. Options to purchase 500,000 shares have been granted under the Plan to individuals who are not named executive officers.

Compensation of Directors

No compensation was paid to or earned by any director during the year ended December 31, 2016.

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Security Ownership of Certain Beneficial Owners and Management

The following table and footnotes thereto sets forth information regarding the number of shares of common stock beneficially owned by (i) each director and named executive officer of our company, (ii) each person known by us to be the beneficial owner of 5% or more of its issued and outstanding shares of common stock, and (iii) all named executive officers and directors of the Company as a group. In calculating any percentage in the following table of common stock beneficially owned by one or more persons named therein, the following table assumes 105,013,750 shares of common stock issued and outstanding. Unless otherwise further indicated in the following table, the footnotes thereto and/or elsewhere in this prospectus, the persons and entities named in the following table have sole voting and sole investment power with respect to the shares set forth opposite the shareholder’s name, subject to community property laws, where applicable. Unless as otherwise indicated in the following table and/or the footnotes thereto, the address of each person beneficially owning in excess of 5% of the outstanding common stock named in the following table is: 2017 W Peoria Avenue, Phoenix, Arizona 85029.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)		Percent of Class(1)
Named Executive Officers and Directors
Timothy Warbington	65,114,994	(2)	61.99%
Donald Dickerson	1,293,333		1.23%
Thomas Ichim PhD	2,586,667	(3)	2.46%
Amit Patel, MD	3,880,000	(4)	3.69%
Steven L. White	-		-
Executive Officers and Directors as a Group (5 Persons)	73,327,661		69.81%
5% Beneficial Holders
Creative Medical Health, Inc.(5) 2007 W Peoria Ave Phoenix, AZ 85029	58,648,327	(6)	55.57%
Timothy Herbst 2031 W. Peoria Ave. Phoenix, AZ 85029	10,346,667	(7)	10.89%
Henry Baldenegro 2332 East Bishop Drive Tempe, Arizona 85282	9,940,568	(8)	9.39%

(1)	Under Rule 13d-3 of the Exchange Act, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in the above table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this prospectus.

(2)	Includes 58,648,327 shares beneficially owned by Creative Medical Health, Inc., for which Mr. Warbington serves as President and Chief Executive Officer.

(3)	These shares are held by Biotech Holdings LLC, a limited liability company controlled by Mr. Ichim.

(4)	These shares are held by Jadi Cells, LLC, a limited liability company controlled by Mr. Patel.

(5)	Mr. Warbington, as President and CEO, has voting and investment power over these shares which are included in shares beneficially owned by him above.

(6)	Includes 30,000 shares issuable upon exercise of warrants.

(7)	Includes 100,000 shares issuable upon exercise of warrants.

(8)	Includes 293,560 shares purchasable upon exercise of vested options issued by CMH to Mr. Baldenegro and 100,000 shares issuable upon exercise of warrants.

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SELLING STOCKHOLDERS

The table below sets forth information concerning the resale of the shares of common stock by the selling stockholders. We will not receive any proceeds from the resale of the common stock by the selling stockholders. None of the selling stockholders is a registered broker-dealer.

The following table also sets forth the name of each person who is offering the resale of shares of common stock by this prospectus, the number of shares of common stock beneficially owned by each person, the number of shares of common stock that may be sold in this offering and the percentage each person will own after the offering, assuming they sell all of the shares offered.

Name	Amount Beneficial Ownership Before Offering	Percentage of Common Stock Owned Before Offering[1]	Amount to be Offered for the Security Holder’s Account	Amount to be Beneficially Owned After Offering[1]	Percentage of Common Stock Owned After Offering[2]
Michael Finger	97,000	*	97,000	0	0%
Timothy Herbst[3]	11,446,667	10.89%	4,138,668	7,307,999	6.95%
Henry Baldenegro[4]	9,940,568	9.43%	2,198,667	7,741,901	7.34%
James Scott Walker	711,333	*	711,333	0	0%
Mayar El Khatib	905,333	*	905,333	0	0%
Ahmed El Khatib	6,467	*	6,467	0	0%
Alia El Khatib	25,867	*	25,867	0	0%
Afnan El Khatib	135,800	*	135,800	0	0%
David Hanna	1,034,667	*	1,034,667	0	0%
Angela Nunez	258,667	*	258,667	0	0%
Kelly Mikules	646,667	*	646,667	0	0%
Lawrence Grant	12,933	*	12,933	0	0%
Delores Alonso	12,933	*	12,933	0	0%
Carlos Alonso	71,133	*	71,133	0	0%
Melissa Moore	109,933	*	109,933	0	0%
Heather Ott	64,667	*	64,667	0	0%
Josh Berg	38,800	*	38,800	0	0%
Aaron Gorin	38,800	*	38,800	0	0%
Howard Salamon	25,867	*	25,867	0	0%
Creative Medical Health[5]	58,648,327	55.83%	12,933,334	45,714,993	43.53%
David Brandt	97,000	*	97,000	0	0%
Charles Freericks Jr.[6]	87,333	*	32,333	55,000	*
Gerald Collins[7]	119,667	*	64,667	55,000	*
R. Allen Lowe	32,333	*	32,333	0	0%
Ronald Evjen[8]	93,800	*	38,800	55,000	*
TOTAL	84,662,562		23,732,669	60,929,893

*Less than 1%

1 Based upon 105,013,750 shares outstanding.

2 Based upon 105,013,750 shares outstanding after the offering.

3 Includes 100,000 shares issuable upon exercise of warrants.

4 Includes 100,000 shares issuable upon exercise of warrants and an option to purchase 293,561 shares owned by Creative Medical Health, Inc.

5 Shares owned by Creative Medical Health, Inc., for which Mr. Warbington serves as President and Chief Executive Officer. Mr. Warbington shares beneficial ownership of these shares. Includes 30,000 shares issuable upon exercise of warrants.

6 Includes 5,000 shares issuable upon exercise of warrants.

7 Includes 5,000 shares issuable upon exercise of warrants.

8 Includes 5,000 shares issuable upon exercise of warrants.

33

Each of the selling stockholders received his, her, or its shares to be registered in the reverse acquisition transaction which closed on May 18, 2016.

The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling shareholder has sole or shared voting power or investment power and also any shares, which the selling shareholder has the right to acquire within 60 days.

DESCRIPTION OF SECURITIES

General

Our authorized capital stock consists of 600,000,000 shares of common stock and 10,000,000 shares of preferred stock, par value $0.001 per share. Management intends to reduce the number of authorized shares. We have not issued any preferred shares. Our board of directors can, without shareholder approval, cause shares of preferred stock to be issued and may determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares. If our board of directors causes any shares of preferred stock to be issued, the rights of the holders of our common stock could be adversely affected. our board of directors’ ability to determine the terms of preferred stock and to cause its issuance, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. Preferred shares issued by our board of directors could include voting rights, or even super voting rights, which could shift the ability to control the company to the holders of the preferred stock. Preferred shares could also have conversion rights into shares of common stock at a discount to the market price of the common stock which could negatively affect the market for our common stock. In addition, preferred shares would have preference in the event of liquidation of the company, which means that the holders of preferred shares would be entitled to receive the net assets of the company distributed in liquidation before the common stock holders receive any distribution of the liquidated assets. We have no current plans to issue any shares of preferred stock.

Common Stock

We are authorized to issue up to 600,000,000 shares of $0.001 par value common stock, which we intend to reduce in the future. The holders of common stock, including the shares offered hereby, are entitled to equal dividends and distributions, per share, with respect to the common stock when, as and if declared by our board of directors from funds legally available therefore. No holder of any shares of common stock has a pre-emptive right to subscribe for any securities of our company nor are any common shares subject to redemption or convertible into other securities of our company. Upon liquidation, dissolution or winding up of our company, and after payment of creditors and preferred shareholders, if any, the assets will be divided pro-rata on a share-for-share basis among the holders of the shares of common stock.

Each share of common stock is entitled to one vote with respect to the election of any director or any other matter upon which shareholders are required or permitted to vote. Under Nevada corporate law, holders of our common stock do not have cumulative voting rights, so that the holders of more than 50% of the combined shares voting for the election of directors may elect all of the directors, if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any members to our board of directors.

34

Nevada Anti-Takeover Laws

The Nevada Business Corporation Law contains a provision governing “Acquisition of Controlling Interest.” This law provides generally that any person or entity that acquires 20% or more of the outstanding voting shares of a publicly-held Nevada corporation in the secondary public or private market may be denied voting rights with respect to the acquired shares, unless a majority of the disinterested shareholders of the corporation elects to restore such voting rights in whole or in part. The control share acquisition act provides that a person or entity acquires “control shares” whenever it acquires shares that, but for the operation of the control share acquisition act, would bring its voting power within any of the following three ranges: (1) 20 to 33 1/3%, (2) 33 1/3 to 50%, or (3) more than 50%. A “control share acquisition” is generally defined as the direct or indirect acquisition of either ownership or voting power associated with issued and outstanding control shares. The shareholders or board of directors of a corporation may elect to exempt the stock of the corporation from the provisions of the control share acquisition act through adoption of a provision to that effect in the Articles of Incorporation or Bylaws of the corporation. Our Articles of Incorporation and Bylaws do not exempt our common stock from the control share acquisition act. The control share acquisition act is applicable only to shares of “Issuing Corporations” as defined by the act. An Issuing Corporation is a Nevada corporation, which; (1) has 200 or more shareholders, with at least 100 of such shareholders being both shareholders of record and residents of Nevada; and (2) does business in Nevada directly or through an affiliated corporation.

At this time, we do not have 100 shareholders of record resident of Nevada. Therefore, the provisions of the control share acquisition act do not apply to acquisitions of our shares and will not until such time as these requirements have been met. At such time as they may apply to us, the provisions of the control share acquisition act may discourage companies or persons interested in acquiring a significant interest in or control of the company, regardless of whether such acquisition may be in the interest of our shareholders.

The Nevada “Combination with Interested Stockholders Statute” may also have an effect of delaying or making it more difficult to effect a change in control of the company. This statute prevents an “interested stockholder” and a resident domestic Nevada corporation from entering into a “combination,” unless certain conditions are met. The statute defines “combination” to include any merger or consolidation with an “interested stockholder,” or any sale, lease, exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions with an “interested stockholder” having; (1) an aggregate market value equal to 5% or more of the aggregate market value of the assets of the corporation; (2) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation; or (3) representing 10% or more of the earning power or net income of the corporation. An “interested stockholder” means the beneficial owner of 10% or more of the voting shares of a resident domestic corporation, or an affiliate or associate thereof. A corporation affected by the statute may not engage in a “combination” within three years after the interested stockholder acquires its shares unless the combination or purchase is approved by the board of directors before the interested stockholder acquired such shares. If approval is not obtained, then after the expiration of the three-year period, the business combination may be consummated with the approval of the board of directors or a majority of the voting power held by disinterested stockholders, or if the consideration to be paid by the interested stockholder is at least equal to the highest of: (1) the highest price per share paid by the interested stockholder within the three years immediately preceding the date of the announcement of the combination or in the transaction in which he became an interested stockholder, whichever is higher; (2) the market value per common share on the date of announcement of the combination or the date the interested stockholder acquired the shares, whichever is higher; or (3) if higher for the holders of preferred stock, the highest liquidation value of the preferred stock. The effect of Nevada’s business combination law is to potentially discourage parties interested in taking control of the company from doing so if it cannot obtain the approval of our board of directors.

Currently, we have no Nevada shareholders. Further, we do not do business in Nevada directly or through an affiliate corporation and we do not intend to do so. Accordingly, there are no anti-takeover provisions that have the effect of delaying or preventing a change in our control.

Dividend Policy

We have never declared or paid any cash dividends on our common stock. We intend to develop a dividend policy in the future as we complete the testing of the ED treatment and commence marketing efforts.

35

PLAN OF DISTRIBUTION

We are registering outstanding shares of our common stock to permit the resale of such shares of common stock by the selling stockholders, from time to time after the date of this prospectus. We have agreed to maintain the effectiveness of the registration statement of which this prospectus is a part for the selling stockholders until the earlier of (i) the date on which all of the shares included for it in the registration statement may be sold pursuant to Rule 144 without volume restrictions or public information requirements and any and all restrictive legends have been removed from the shares, (ii) when all of the shares have been disposed of pursuant to the registration statement, or (iii) December 31, 2018. We will not receive any of the proceeds from the sale by the selling stockholders of such shares of our common stock. We will bear all fees and expenses incident to our obligation to register these shares of common stock.

The selling stockholders will sell their shares at prevailing market prices or privately negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, in any one or more of the following methods:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144;

•	broker-dealers which have agreed with the selling security holders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If the selling stockholders effect such transactions by selling shares of our common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of our common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of our common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. To the knowledge of management, no selling shareholder has taken, or plans to take, a short position in our stock prior to the effectiveness of the registration statement of which this prospectus is a part. The selling stockholders may also loan or pledge shares of our common stock to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the shares of our common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

36

The selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of our common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling shareholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights provisions contained in the registration rights agreements between us and the selling stockholders; provided, however, that a selling shareholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholders specifically for use in this prospectus, in accordance with the related registration rights provisions, or we may be entitled to contribution.

The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of the shares, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of the shares by the selling stockholders. If we are notified by any one or more selling stockholders that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file, or cause to be filed, a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling shareholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

The selling stockholders are not restricted as to the price or prices at which they may sell their shares. Sales of the shares may have an adverse effect on the market price of the common stock.

37

LEGAL MATTERS

The validity of the shares of common stock offered under this prospectus is being passed upon for us by Vance, Higley & Associates, P.C., Attorneys at Law.

EXPERTS

Our financial statements for the year ended December 31, 2016 and the partial year ended December 31, 2015, were audited by Haynie & Company, and are included in reliance upon such reports given upon the authority of Haynie & Company, as experts in accounting and auditing.

ADDITIONAL INFORMATION

We have filed a registration statement on Form S-1 under the Securities Act (SEC File No. 333-214741) relating to the shares of common stock being offered by this prospectus, and reference is made to such registration statement. This prospectus constitutes the prospectus of Creative Medical Technology Holdings, Inc., filed as part of the registration statement, and it does not contain all information in the registration statement, as certain portions have been omitted in accordance with the rules and regulations of the SEC.

Upon the effective date of the registration statement of which this prospectus is a part, we will be required to file reports and other documents with the SEC. We do not presently intend to voluntarily furnish you with a copy of our annual report. You may read and copy any materials we file with the SEC at the public reference room of the SEC at 100 F Street, NE., Washington, DC 20549, between the hours of 10:00 a.m. and 3:00 p.m., except federal holidays and official closings, at the Public Reference Room. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to you on the Internet website for the SEC at http://www.sec.gov.

38

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-1

Consolidated Balance Sheets as of December 31, 2016 and 2015	F-2

Consolidated Statements of Operations for the year ended December 31, 2016 and for the Period from December 30, 2015 (Date of Inception) to December 31, 2015	F-3

Consolidated Statements of Stockholders’ Deficit for the year ended December 31, 2016 and for the Period from December 30, 2015 (Date of Inception) to December 31, 2015	F-4

Consolidated Statements of Cash Flows for the year ended December 31, 2016 and for the Period from December 30, 2015 (Date of Inception) to December 31, 2015	F-5

Notes to Consolidated Financial Statements	F-6

Report of Independent Registered Public Accounting Firm

To the Board of Directors

Creative Medical Technology Holdings, Inc.

Phoenix, Arizona

We have audited the accompanying balance sheets of Creative Medical Technology Holdings, Inc. as of December 31, 2016 and 2015, and the related statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2016 and the period from December 30, 2015 (date of inception) through December 31, 2015. Creative Medical Technology Holdings, Inc.’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, audits of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits also include examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Creative Medical Technology Holdings, Inc. as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the year ended December 31, 2016 and the period from December 30, 2015 (date of inception) through December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has negative cash flows from operations, negative working capital, and does not currently have revenue generating operations. This raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Haynie & Company

Salt Lake City, Utah

February 13, 2017

F-1

CREATIVE MEDICAL TECHNOLOGY HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2016	December 31, 2015
ASSETS
CURRENT ASSETS
Cash	$221,868	$100
Stock subscription receivable	-	49,500
Total Current Assets	221,868	49,600

OTHER ASSETS
Licenses, net of amortization	100,644	-
TOTAL ASSETS	$322,512	$49,600

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY

CURRENT LIABILITIES
Accounts payable	$66,385	$-
Accrued expenses	4,879	-
Notes payable - related party - current	100,000	-
Management fee payable - related party	280,000	-
Advances from related party	2,600	100
Total Current Liabilities	453,864	100

LONG TERM LIABILITIES
Notes payable - related party, net of current portion	25,000	-
Accrued expenses, net of current portion	1,439	-
TOTAL LIABILITIES	480,303	100

Commitments and contingencies

STOCKHOLDERS’ (DEFICIT) EQUITY
Preferred stock, $0.001 par value, 10,000,000 shares authorized, no shares issued and outstanding	-	-
Common stock, $0.001 par value, 600,000,000 shares authorized; 105,013,750 and 32,010,000 shares issued and outstanding, respectively	105,014	32,010
Additional paid-in capital	503,767	17,990
Accumulated deficit	(766,572)	(500)
TOTAL STOCKHOLDERS’ (DEFICIT) EQUITY	(157,791)	49,500

TOTAL LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY	$322,512	$49,600

The accompanying notes are an integral part of these consolidated financial statements.

F-2

CREATIVE MEDICAL TECHNOLOGY HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2016	For the Period from December 30, 2015 (Inception) to December 31, 2015

REVENUES	$-	$-

OPERATING EXPENSES
Research and development	85,334	-
General and administrative	664,984	500
Amortization of patent costs	9,356	-
TOTAL EXPENSES	759,674	500

OTHER INCOME/(EXPENSE)
Interest expense, related party	(6,398)	-
OPERATING LOSS	(766,072)	(500)

NET LOSS	$(766,072)	$(500)

BASIC AND DILUTED LOSS PER SHARE	$(0.01)	$(0.00)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING - BASIC AND DILUTED	94,006,533	32,010,000

The accompanying notes are an integral part of these consolidated financial statements.

F-3

CREATIVE MEDICAL TECHNOLOGY HOLDINGS, INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)

FOR THE PERIOD ENDED DECEMBER 31, 2015 AND THE YEAR ENDED DECEMBER 31, 2016

	Preferred Stock		Common Stock		Additional Paid-	Accumulated	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	in Capital	Deficit	(Deficit)
December 30, 2015	-	$-	-	$-	$-	$-	$-
Common stock issued for subscription	-	-	32,010,000	32,010	17,990	-	50,000
Net loss	-	-	-	-	-	(500)	(500)
December 31, 2015	-	-	32,010,000	32,010	17,990	(500)	49,500

Common stock issued for cash	-	-	4,700,000	4,700	465,300	-	470,000

Common stock issued for cash to related party	-	-	300,000	300	29,700	-	30,000

Common stock issued for medical technology license	-	-	323,333	323	677	-	1,000

Common stock issued for ED Patent	-	-	64,666,667	64,667	35,333	-	100,000

Acquisition of Creative Medical Technology Holdings, Inc as part of recapitalization	-	-	18,113,750	18,114	(62,898)	-	(44,784)

Cancellation of shares outstanding	-	-	(15,100,000)	(15,100)	15,100	-	-

Stock-based compensation	-	-	-	-	2,565	-	2,565

Net loss	-	-	-	-	-	(766,072)	(766,072)
December 31, 2016	-	$-	105,013,750	$105,014	$503,767	$(766,572)	$(157,791)

The accompanying notes are an integral part of these consolidated financial statements.

F-4

CREATIVE MEDICAL TECHNOLOGY HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2016	For the Period from December 30, 2015 (Inception) to December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(766,072)	$(500)
Adjustments to reconcile net loss to net cash from operating activities:
Stock based compensation	2,565	-
Amortization	9,356	-
Changes in assets and liabilities:
Accounts payable	22,601	-
Accrued expenses	6,318	-
Management fee payable	280,000	100
Net cash (used) by operating activities	(445,232)	(400)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of licenses	(10,000)	-
Net cash (used) by investing activities	(10,000)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash received from notes payable - related party	125,000	-
Cash received from subscription receivable	49,500	-
Proceeds from sale of common stock	500,000	-
Related party advances	2,500	-
Contributed capital	-	500
Net cash provided from financing activities	677,000	500

NET INCREASE IN CASH	221,768	100
BEGINNING CASH BALANCE	100	-
ENDING CASH BALANCE	$221,868	$100

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash payments for interest	$-	$-
Cash payments for income taxes	$-	$-

NON-CASH FINANCING ACTIVITIES:
Purchase of patents by issuance of common stock	$100,000	$-
Accounts payable assumed in reverse merger	$43,784	$-
Fair value of warrants issued in private placement	$32,530	$-
Purchase of technology license by issuance of common stock	$1,000	$-

The accompanying notes are an integral part of these financial statements.

F-5

CREATIVE MEDICAL TECHNOLOGY HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - Creative Medical Technology Holdings, Inc., formerly Jolley Marketing, Inc. (the “Company” or “CMTH”) was incorporated on December 3, 1998, in Nevada. On May 18, 2016, the Company consummated an Agreement and Plan of Merger to acquire all of the outstanding capital stock of Creative Medical Technologies, Inc. (“CMT”) in a transaction which has been accounted for as a recapitalization, reverse merger, of the Company as follows:

a.	CMT advanced $25,000 for payment of accounts payable and an outstanding note payable at the closing;

b.	The Company exchanged 97,000,000 newly issued shares of common stock for all CMT outstanding common stock (at the ratio of 6.466666 shares of the Company’s common stock for each share of CMT);

c.	As part of the acquisition, CMT purchased 15,100,000 shares of the previously outstanding common stock from an officer and director of CMTH for $5,000, which shares were immediately cancelled following the purchase;

d.	The shareholders of CMT acquired voting and operating control of the Company after the recapitalization; and

e.	The financial operations of the Company, as reported after the merger, are the historical information of CMT.

CMT was incorporated in the State of Nevada on December 30, 2015 (“Inception”), and, subject to the reverse merger discussed above, elected December 31 as the Company’s year-end. The Company’s activities to date have consisted of developing a business plan, raising capital through the issuance of equity instruments and notes payable from a related party, and obtaining the rights via license agreements to certain medical technology.

On September 14, 2016, CMT filed a certificate of organization for Amniostem LLC, a Nevada limited liability company and wholly owned subsidiary of CMT. Amniostem, LLC was formed to create and/or license intellectual property in the area of amniotic fluid derived stem cells for therapeutic applications.  With this, management intends to address what it believes are unmet medical needs through development and commercialization of amniotic fluid stem cell based technologies. Management intends to seek in licensing opportunities as well as create intellectual property in-house for this newly created entity.

Risks and Uncertainties - The Company has a limited operating history and has not generated revenues from its planned principal operations.

The Company’s business and operations are sensitive to general business and economic conditions in the U.S. and worldwide. These conditions include short-term and long-term interest rates, inflation, fluctuations in debt and equity capital markets and the general condition of the U.S. and world economy. A host of factors beyond the Company’s control could cause fluctuations in these conditions, including the political environment and acts or threats of war or terrorism. Adverse developments in these general business and economic conditions, including through recession, downturn or otherwise, could have a material adverse effect on the Company’s financial condition and the results of its operations.

The Company currently has limited sales and marketing and/or distribution capabilities. The Company has limited experience in developing, training or managing a sales force and will incur substantial additional expenses if it decides to market any of its current and future products and services. Developing a marketing and sales force is also time consuming and could delay launch of its future products and services. In addition, the Company will compete with many companies that currently have extensive and well-funded marketing and sales operations. The Company’s marketing and sales efforts may be unable to compete successfully against these companies. In addition, the Company has limited capital to devote to sales and marketing.

F-6

The Company’s industry is characterized by rapid changes in technology and customer demands. As a result, the Company’s products and services may quickly become obsolete and unmarketable. The Company’s future success will depend on its ability to adapt to technological advances, anticipate customer demands, develop new products and services and enhance the Company’s current products and services on a timely and cost-effective basis. Further, the Company’s products and services must remain competitive with those of other companies with substantially greater resources. The Company may experience technical or other difficulties that could delay or prevent the development, introduction or marketing of new products and services or enhanced versions of existing products and services. Also, the Company may not be able to adapt new or enhanced products and services to emerging industry standards, and the Company’s new products and services may not be favorably received. In addition, the Company may not have the capital resources to further the development of existing and/or new ones.

Use of Estimates - The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Basis of Presentation - The consolidated financial statements and accompanying notes have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. In the opinion of the Company’s management, the consolidated financial statements include all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of the Company’s financial position for the periods presented.

Going Concern - The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the U.S., which contemplate continuation of the Company as a going concern. However, during the fiscal year ended December 31, 2016, the Company incurred a net loss of $766,072, had negative cash flows from operating activities of $445,232, had negative working capital of $231,996 at December 31, 2016 and had no revenue-generating activities. These factors raise substantial doubt about the ability of the Company to continue as a going concern. In this regard, management is proposing to raise any necessary additional funds not provided by operations through loans or through additional sales of common stock. There is no assurance that the Company will be successful in raising this additional capital or in achieving profitable operations. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Concentration Risks - The Federal Deposit Insurance Corporation insures cash deposits in most general bank accounts for up to $250,000 per institution.  The Company maintains its cash balances at one financial institution and at times the cash balances may exceed this amount.

Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Fair Value of Financial Instruments - The Company’s financial instruments consist of cash and cash equivalents, and payables.  The carrying amount of cash and cash equivalents and payables approximates fair value because of the short-term nature of these items.

Fair value is an exit price, representing the amount that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. Fair value measurements are required to be disclosed by level within the following fair value hierarchy:

Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

F-7

Level 2 – Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level 3 – Inputs lack observable market data to corroborate management’s estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

When determining fair value, whenever possible the Company uses observable market data, and relies on unobservable inputs only when observable market data is not available. As of December 31, 2016 and 2015, the Company didn’t have any Level 2 or 3 financial instruments.

Impairment - The Company records impairment losses when indicators of impairment are present and undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount.  Furthermore, the Company will make periodic assessments of technology and clinical testing to determine if it plans to continue to pursue the technology and if the license, patent or other rights have value. To date no impairment has been recorded.

Revenue - The Company will recognize revenue as it is earned as defined by U.S. GAAP. From Inception to December 31, 2016, there were no sales and revenue was not recognized. For the next several months, until clinical trials have successfully been completed, the Company does not anticipate there will be revenue to report.

Research and Development - Research and development will be the principal function of the Company. Research and development costs will be expensed as incurred.  Expenses in the accompanying financial statements include certain costs which are directly associated with the Company’s research and development:

1.	Erectile Dysfunction Technology based upon the use of stem cells. These costs, which consist primarily of monies paid for clinical trial expenses, materials and supplies and compensation costs amounted to $88,834 for the year ended December 31, 2016. There were no costs for the period ended December 31, 2015;

2.	Infertility Treatment based upon implanting stem cells in the female reproductive system. The costs of acquiring an exclusive license of $12,640 paid to LABIOMED in April 2016 have been expensed during the fiscal year ended December 31, 2016. There were no costs for the period ended December 31, 2015.

Stock-Based Compensation – The Company accounts for its stock-based compensation in accordance with Accounting Standards Codification (“ASC”) 718, Compensation - Stock Compensation. The Company accounts for all stock-based compensation using a fair-value method on the grant date and recognizes the fair value of each award as an expense over the requisite vesting period.

The Company follows ASC 505-50, Equity-Based Payments to Non-Employees, for stock options and warrants issued to consultants and other non-employees. In accordance with ASC 505-50, these stock options and warrants issued as compensation for services provided to the Company are accounted for based upon the fair value of the services provided or the estimated fair market value of the option or warrant, whichever can be more clearly determined. The fair value of the equity instrument, which is revalued at each reporting period, is charged directly to compensation expense and additional paid-in capital over the period during which services are rendered.

Income Taxes – The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or in the Company’s tax returns. Deferred income taxes are recognized for differences between financial reporting and tax bases of assets and liabilities at the enacted statutory tax rates in effect for the years in which the temporary differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. The Company evaluates the realizability of deferred tax assets and valuation allowances are provided when necessary to reduce net deferred tax assets to the amounts expected to be realized.

F-8

The Company recognizes a tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. The Company will recognize interest and penalties related to unrecognized tax benefits in the income tax provision in the accompanying statement of operations.

The Company calculates the current and deferred income tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed in subsequent years. Adjustments based on filed income tax returns are recorded when identified. The amount of income taxes paid is subject to examination by U.S. federal and state tax authorities. The estimate of the potential outcome of any uncertain tax issue is subject to management’s assessment of relevant risks, facts and circumstances existing at that time. To the extent that the assessment of such tax positions change, the change in estimate is recorded in the period in which the determination is made.

Basic and Diluted Loss Per Share – The Company follows Financial Accounting Standards Board (“FASB”) ASC 260 Earnings per Share to account for earnings per share. Basic earnings per share (“EPS”) calculations are determined by dividing net loss by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share calculations are determined by dividing net income by the weighted average number of common shares and dilutive common share equivalents outstanding. During loss periods when common stock equivalents, if any, are anti-dilutive they are not considered in the computation. During the year ended December 31, 2016, the Company had 500,000 options and 500,000 warrants to purchase common stock outstanding; however, the effects were anti-dilutive due to the net loss.

Recent Accounting Pronouncements – The Company has reviewed all recently issued, but not yet adopted, accounting standards in order to determine their effects, if any, on its results of operation, financial position or cash flows.  Based on that review, the Company believes that none of these pronouncements will have a significant effect on its financial statements.

NOTE 2 – LICENSING AGREEMENTS

ED Patent – The Company acquired a patent from CMH, a related company on February 2, 2016, in exchange for 64,666,667 shares of CMTH restricted common stock valued at $100,000. CMH holds a significant amount of the Company’s common stock. The patent expires in 2025 and the Company has elected to amortize the patent over a ten year period on a straight line basis. Amortization expense of $9,124 was recorded for the year ended December 31, 2016. As of December 31, 2016, the carrying value of the patent was $90,876. The Company expects to amortize $10,000 annually through 2025 related to the patent costs.

Male Infertility License Agreement - The Company has acquired a royalty license from Los Angeles Biomedical Research Institute at Harbor-UCLA Medical Center (“LABIOMED”) granting the exclusive license to the products and services of a LABIOMED patent.

The license was acquired for a cash payment of $5,000, issuance of 323,333 shares of restricted common stock of the Company (valued at $1,000, which is the par value of $0.01 per share), and an agreement to reimburse LABIOMED up to $1,800 for expenses incurred by LABIOMED in reviving and defending their patent. The Company has expensed the cash paid, the value of the stock issued, and the expected reimbursement of $1,800 for a total intangible royalty expense – license fees of $7,800.

The Company is subject to a 6% royalty payment to LABIOMED on net sales of any products under this license and 25% on any non-royalty sublicense income. Commencing three years after the date of the agreement, and each subsequent year thereafter, the Company is required to pay to LABIOMED annual maintenance royalties of $20,000, unless during the prior one-year period the Company paid $50,000 or more in actual royalty payments. Finally, the Company agreed to pay LABIOMED certain milestone payments upon achieving the milestones set forth in the agreement. As of December 31, 2016, no amounts are currently due to LABIOMED.

F-9

Multipotent Amniotic Fetal Stem Cells License Agreement -On August 25, 2016, CMT entered into a License Agreement dated August 25, 2016, with a University. This license agreement grants to CMT the exclusive right to all products derived from a patent for use of multipotent amniotic fetal stem cells composition of matter throughout the world during the period ending on the expiration date of the longest-lived patent rights under the patent. The license agreement also permits CMT to grant sublicenses. Under the terms of the license agreement, CMT is required to diligently develop, manufacture, and sell any products licensed under the agreement. CMT paid the University an initial license fee within 30 days of entering into the agreement. CMT is also required to pay annual license maintenance fees on each anniversary date of the agreement, which maintenance fees would be credited toward any earned royalties for any given period. The License Agreement provides for payment of various milestone payments and earned royalties on the net sales of licensed products by CMT or any sub licensee. CMT is also required to reimburse the University for any future costs associated with maintaining the patent. CMT may terminate the license agreement for any reason upon 90 days’ written notice and the University may terminate the agreement in the event CMT fails to meet its obligations set forth therein, unless the breach is cured within 30 days of the notice from the University specifying the breach. CMT is also obligated to indemnify the University against claims arising due to the exercise of the license by CMT or any sub licensee. As of December 31, 2016, no amounts are currently due to the University.

The Company estimates that the patent expires in February 2026 and has elected to amortize the patent through the period of expiration on a straight line basis. Amortization expense of $232 was recorded for the year ended December 31, 2016. As of December 31, 2016, the carrying value of the patent was $9,768. The Company expects to amortize approximately $1,200 annually through 2026 related to the patent costs.

As of December 31, 2016, future expected amortization of these assets is as follows:

For the year ending December 31,

2017	$11,176
2018	11,176
2019	11,176
2020	11,176
2021	11,176
Thereafter	$44,764

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company has an agreement with CMH which obligates the Company to reimburse CMH $35,000 per month for management services beginning January 2016. Each of the Company’s executive officers is employed by CMH and will continue to receive his or her salary or compensation from CMH. The compensation paid by CMH will include an allocation of services performed for CMH and for the Company. The amounts are presented as a “management fee payable - related party” on the accompanying consolidated balance sheet at December 31, 2016. The liability is non-interest bearing, unsecured, and will be due upon the Company successfully raising at least $1,000,000 through the sale of equity. During the year ended December 31, 2016, the Company incurred $420,000 under the arrangement. As of December 31, 2016, amounts due to CMH under the arrangement were $280,000.

During the year ended December 31, 2016, the Company paid $3,000 in consulting fees to an officer of the Company for services rendered. The payment is included in general and administrative expenses.

During the year ended December 31, 2016, the Company entered into three note payable agreements with CMH in which the proceeds were used in operations. The notes payable were dated February 2, 2016, May 1, 2016 and May 18, 2016 and resulted in borrowings of $50,000, $50,000 and $25,000, respectively. Notes payable of $50,000 mature on April 30, 2017, $50,000 on July 31, 2017 and $25,000 on May 18, 2018. The notes incur interest at 8% per annum on the outstanding balance of the notes. As of December 31, 2016, accrued interest was $6,398 for which a portion was recorded as long-term.

During the year ended December 31, 2016, CMH has advanced the Company $2,000 for operations. The amount is due on demand and doesn’t incur interest.

F-10

During the year ended December 31, 2016, the Company issued 300,000 shares of common stock and 30,000 warrants to CMH for $30,000 in cash proceeds, see Note 5 for additional information.

See Note 2 for discussion of an additional related party transaction with CMH.

NOTE 4 – OPTIONS

The Company has reserved 2,000,000 shares under its 2016 Stock Incentive Plan (the “Plan”). The Plan was adopted by the board of directors on May 18, 2016, as a vehicle for the recruitment and retention of qualified employees and consultants. The Plan is administered by the Board of Directors. The Company may issue, to eligible employees or contractors, restricted common stock, options, stock appreciation rights and restricted stock units. The terms and conditions of awards under the Plan will be determined by the Board of Directors.

In July and September 2016, the Company granted 10-year options to two parties for accepting appointment to the Company’s scientific advisory board. Each award consisted of options to purchase up to 250,000 shares at $0.175 per share. The options vest at a rate of 50,000 on each anniversary date of the respective grants. The options are accounted for as non-employee stock options and thus revalued for reporting purposes at the end of each quarter.

The fair value of each option award is estimated using the Black-Scholes valuation model. Assumptions used in calculating the fair value during the year ended December 31, 2016 were as follows:

Weighted Average Inputs Used

Annual dividend yield	$-
Expected life (years)	7.27
Risk-free interest rate	1.42%
Expected volatility	89.49%
Common stock price	$0.10

Since the expected life of the options was greater than the Company’s historical stock information available, the Company determined the expected volatility based on price fluctuations of comparable public companies.

Stock based compensation for the year ended December 31, 2016 was $2,565, and included with general and administrative expenses. As of December 31, 2016, future estimated stock based compensation expected to be recorded was $33,493 which will be recognized through 2021.

Option activity for the year ended December 31, 2016 consists of the following:

	Stock Options	Weighted Average Exercise Price	Weighted Average Life Remaining
Outstanding, December 31, 2015	-	$-	-
Issued	500,000	0.18	10.00
Exercised	-	-	-
Expired	-	-	-
Outstanding, December 31, 2016	500,000	$0.18	9.65
Vested, December 31, 2016	-	$-	-

The weighted average grant-date fair value of the Company’s options issued during the year ended December 31, 2016 was approximately $0.10 per share.

F-11

NOTE 5 – STOCKHOLDERS’ DEFICIT

In August 2016, the Company commenced a non-public offering of common stock at $0.10 per share, and at no additional cost, one warrant to purchase another share of common stock at $0.10 per share for each ten shares purchased in the offering. The securities offered have not been and will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the U.S. absent registration or an applicable exemption from registration requirements. From August 6, 2016 to December 31, 2016, the Company sold 5,000,000 shares in this offering resulting in proceeds of $500,000 and the issuance of warrants to purchase 500,000 shares of common stock. Of this amount $30,000 was received from CMH, a related party. The fair value of the warrants of $32,530 was estimated using the Black-Scholes valuation model. The warrants were classified as equity as they were issued in connection with a capital raise. Assumptions used in calculating the fair value of the warrants during the year ended December 31, 2016 were as follows:

Weighted Average
Inputs Used
Annual dividend yield	$-
Expected life (years)	3.00
Risk-free interest rate	0.86%
Expected volatility	102.59%
Common stock price	$0.10

Warrant activity for the year ended December 31, 2016 consists of the following:

	Warrants	Weighted Average Exercise Price	Weighted Average Life Remaining
Outstanding, December 31, 2015	-	$-	-
Issued	500,000	0.10	3.00
Exercised	-	-	-
Expired	-	-	-
Outstanding, December 31, 2016	500,000	$0.10	2.82
Vested, December 31, 2016	500,000	$0.10	2.82

See Note 2 for discussion related to the issuance of common stock in connection with licensing agreements.

See Note 3 for discussion related to the issuance of common stock to a related party for cash.

NOTE 6 – INCOME TAXES

The provision for income tax expense consists of the following at December 31, 2016 and 2015:

	2016	2015
Income tax provision attributable to:
Federal	$(199,179)	$-
State and local	(61,286)	-
Valuation allowance	260,464	-
Net provision for income tax	$-	$-

Deferred tax assets consists of the following at December 31, 2016 and 2015:

	2016	2015
Deferred tax asset attributable to:
Net operating loss carryover	$189,064	$-
Accrued management fees, related party	71,400
Valuation allowance	(260,464)	-
Net deferred tax asset	$-	$-

F-12

The primary difference between the statutory federal rate and the Company’s effective tax rate for the year ended December 31, 2016 was due to the 100% valuation allowance.

As of December 31, 2016, the Company had federal and state net operating loss carryforwards of approximately $557,000. The federal and state net operating losses and tax credits expire in years beginning in 2036. Under Section 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes, such as research tax credits, to offset its post-change income may be limited. In general, an “ownership change” will occur if there is a cumulative change in our ownership by “5-percent shareholders” that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. To date, the Company hasn’t experienced “ownership changes” under section 382 of the Code and comparable state tax laws. As of December 31, 2016, the Company estimates that none of the federal and state net operating losses will be limited under Section 382 of the Code.

As of December 31, 2016 and 2015, the Company maintained a full valuation allowance on its net deferred tax assets. The valuation allowance was determined in accordance with the provisions of ASC 740, Accounting for Income Taxes, which requires an assessment of both positive and negative evidence when determining whether it is more likely than not that deferred tax assets are recoverable. Such assessment is required on a jurisdiction by jurisdiction basis. The Company’s history of cumulative losses, along with expected future U.S. losses required that a full valuation allowance be recorded against all net deferred tax assets. The Company intends to maintain a full valuation allowance on net deferred tax assets until sufficient positive evidence exists to support reversal of the valuation allowance.

The Company files income tax returns in the U.S. and Arizona. All years presented remain subject to examination for U.S. federal and state purposes. The Company is not currently under examination in federal or state jurisdictions.

NOTE 7 – SUBSEQUENT EVENTS

In accordance with ASC 855, management reviewed all material events through February 13, 2017, for these financial statements and there are no material subsequent events to report.

F-13

[OUTSIDE BACK COVER]

Creative Medical Technology Holdings, Inc.
[A Nevada Corporation]

23,732,669 Shares

Common Stock

PROSPECTUS

CREATIVE MEDICAL TECHNOLOGY HOLDINGS, INC.

2017 W Peoria Avenue

Phoenix, AZ 85029

Telephone (602) 680-7439

_______________, 2017

Until                            , 2017, all dealers that effect transactions in our shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following is an itemized statement of the estimated amounts of all expenses payable by us in connection with the registration of the common stock, other than underwriting discounts and commissions. All amounts are estimates except the SEC registration fee.

Securities and Exchange Commission - Registration Fee	$1,348
State filing Fees	2,000
Edgarizing Costs	3,000
Accounting Fees and Expenses	10,000
Legal Fees and Expenses	20,000
Miscellaneous	3,652
Total	$40,000

None of the expenses of the offering will be paid by the selling security holders.

Item 14. Indemnification of Directors and Officers

Nevada law expressly authorizes a Nevada corporation to indemnify its directors, officers, employees, and agents against liabilities arising out of such persons’ conduct as directors, officers, employees, or agents if they acted in good faith, in a manner they reasonably believed to be in or not opposed to the best interests of the company, and, in the case of criminal proceedings, if they had no reasonable cause to believe their conduct was unlawful. Generally, indemnification for such persons is mandatory if such person was successful, on the merits or otherwise, in the defense of any such proceeding, or in the defense of any claim, issue, or matter in the proceeding. In addition, as provided in the articles of incorporation, bylaws, or an agreement, the corporation may pay for or reimburse the reasonable expenses incurred by such a person who is a party to a proceeding in advance of final disposition if such person furnishes to the corporation an undertaking to repay such expenses if it is ultimately determined that he did not meet the requirements. In order to provide indemnification, unless ordered by a court, the corporation must determine that the person meets the requirements for indemnification. Such determination must be made by a majority of disinterested directors; by independent legal counsel; or by a majority of the shareholders.

Section 2 of Article X of our Articles of Incorporation provides that we are required to indemnify, and advance expenses as they are incurred to, any person who was or is a party or is threatened to be made a party to any threatened or completed action, suit or proceeding, whether civil or criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee, agent or fiduciary of our company, or who is serving at our request or direction as a director, officer, employee, agent or fiduciary of another corporation or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by such person in connection with the action, suit, or proceeding. The advancement of expenses in these actions is contingent upon the person undertaking to repay the amounts advanced if it is ultimately determined that such person was not entitled to indemnification. Article VIII of our Bylaws also mandates similar indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of our company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

II-1

Item 15. Recent Sales of Unregistered Securities

On May 18, 2016, at the closing of the Merger Agreement, each share of common stock of CMT issued and outstanding immediately prior to the closing was converted into 6.4666666 shares of our common stock. As a result, a total of 97,000,000 shares were issued. The sale of these securities was made pursuant to Rule 506(b) of Regulation D promulgated by the SEC under the Securities Act. The recipients of the shares were either “accredited investor” as defined in Rule 501(a) of Regulation D or, if they were not “accredited investors,” they (or their representatives, if applicable) met the sophistication requirements of Rule 506(b). Each non-accredited investor received information required under Rule 506(b) a reasonable time prior to the closing of the merger agreement. The recipients of the shares acknowledged appropriate investment representations with respect to the issuances and consented to the imposition of restrictive legends upon the certificates representing these securities. The recipients of the shares had a significant preexisting relationship to us prior to the transaction and did not receive their shares from us as a result of any general solicitation. The recipients of the shares and their representatives were afforded the opportunity to ask questions of our management and to receive answers concerning the terms and conditions of the transaction and issuance of the securities. No selling commissions or other remuneration was paid in connection with the sale of these securities.

From August through December 31, 2016, we sold 5,000,000 shares of common stock for gross proceeds of $500,000, and issued at no additional cost, three-year warrants to purchase 500,000 shares at $0.10 per share. The sale of these securities was made pursuant to Rule 506(b) of Regulation D promulgated by the SEC under the Securities Act. Each of the purchasers of the share was an “accredited investor” as defined in Rule 501(a) of Regulation D. The purchasers acknowledged appropriate investment representations with respect to the sales of the shares and consented to the imposition of restrictive legends upon the certificates representing the shares. Each of the purchasers had a significant preexisting relationship to us prior to the transaction and did not purchase the shares from us as a result of any general solicitation. Each purchaser was afforded the opportunity to ask questions of our management and to receive answers concerning the terms and conditions of the investment. No selling commissions or other remuneration was paid in connection with the sales of these securities.

II-2

Item 16. Exhibits and Financial Statement Schedules

Incorporated by Reference
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Here- with
2.1 & 10.1	Agreement and Plan of Merger, dated April 29, 2016	8-K	000-53500	2.1	5/5/16
2.2 &10.2	Name Change Merger Agreement filed May 18, 2016 with Creative Medical Technology Holdings, Inc.	8-K	000-53500	2.1	5/19/16
3.1	Articles of Incorporation	S-1	333-214741	3.1	11/21/16
3.2	Bylaws	10	000-53500	3.2	11/18/08
3.3	Articles of Exchange filed Effective May 18, 2016	8-K	000-53500	3.1	5/19/16
3.4	Articles of Merger filed Effective May 18, 2016 (Acquisition Transaction)	8-K	000-53500	3.2	5/19/16
3.5	Articles of Merger filed Effective May 18, 2016 (Name Change Transaction)	8-K	000-53500	3.3	5/19/16
4.1	Form of common stock Certificate	10-Q	000-53500	4.1	8/19/16
4.1 & 10.3	2016 Stock Incentive Plan	8-K	000-53500	99.17	5/19/16
5.1	Opinion re Legality of Shares					X
10.4	8% Promissory Note dated May 18, 2016, for $25,000 with Creative Medical Health	8-K	000-53500	99.1	5/19/16
10.5	Patent Purchase Agreement dated February 2, 2016, with Creative Medical Health	8-K	000-53500	99.2	5/19/16
10.6	Loan Agreement dated February 2, 2016, with Creative Medical Health	8-K	000-53500	99.3	5/19/16
10.7	8% Promissory Note dated February 2, 2016, for $50,000 with Creative Medical Health	8-K	000-53500	99.4	5/19/16
10.8	License Agreement with Los Angeles Biomedical Research Institute at Harbor-UCLA Medical Center Effective January 29, 2016	8-K	000-53500	99.5	5/19/16
10.9	Cancellation of Indebtedness Agreement, dated May 6, 2016 with Lorikeet, Inc.	8-K	000-53500	99.8	5/19/16
10.10	Cancellation of Indebtedness Agreement, dated May 6, 2016 with Jackie O’Reilly	8-K	000-53500	99.9	5/19/16
10.11	Cancellation of Indebtedness Agreement, dated May 6, 2016 with Dassity, Inc.	8-K	000-53500	99.10	5/19/16
10.12	Cancellation of Indebtedness Agreement, dated May 6, 2016 with Sugarloaf Management, LLC	8-K	000-53500	99.11	5/19/16
10.13	Cancellation of Indebtedness Agreement, dated May 6, 2016 with Serenity Services, Inc.	8-K	000-53500	99.12	5/19/16
10.14	Cancellation of Indebtedness Agreement, dated May 6, 2016 with McKinley Enterprise Profit Sharing Plan, Inc.	8-K	000-53500	99.13	5/19/16
10.15	Cancellation of Indebtedness Agreement, dated May 6, 2016 with TradeCo, Inc.	8-K	000-53500	99.14	5/19/16
10.16	Cancellation of Indebtedness Agreement, dated May 6, 2016 with Bateman Dynasty	8-K	000-53500	99.15	5/19/16
10.17	Cancellation of Indebtedness Agreement, dated May 6, 2016 with McKinley Capital 401K Roth Plan	8-K	000-53500	99.16	5/19/16
10.18	Loan Agreement dated May 1, 2016, with Creative Medical Health	10-Q	000-53500	10.1	8/19/16
10.19	8% Promissory Note dated May 1, 2016, for $50,000 with Creative Medical Health	10-Q	000-53500	10.2	8/19/16
10.20	Consulting Agreement between Creative Medical Health, Inc. and Dr. Patel	S-1	333-214741	10.20	11/21/16
10.21	License Agreement dated August 25, 2016, between Creative Medical Technologies, Inc. and UCSD (portions of this exhibit have been omitted pursuant to a request for confidential treatment)	10-Q	000-53500	10.1	11/10/16
10.22	Master Services Agreement dated November 15, 2015, with Professional Research Consulting, Inc.	10-Q	000-53500	10.2	11/10/16
10.23	Clinical Trial Agreement dated September 19, 2016 between Creative Medical Technologies, Inc. and LABIOMED	10-Q	000-53500	10.3	11/10/16
16.1	Letter from Heaton & Company, PLLC, dated May 18, 2016	8-K	000-53500	16.1	5/19/16
21.1	Subsidiaries	S-1	333-214741	21.1	11/21/16
23.1	Consent of Haynie & Company, independent registered public accounting firm					X
23.2	Consent of Attorney (included in Exhibit 5.1)					X
101.INS	XBRL Instance Document	10-K	000-53500	101.INS	2/13/17
101.SCH	XBRL Taxonomy Extension Schema Document	10-K	000-53500	101.SCH	2/13/17
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	10-K	000-53500	101.CAL	2/13/17
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document	10-K	000-53500	101.DEF	2/13/17
101.LAB	XBRL Taxonomy Extension Label Linkbase Document	10-K	000-53500	101.LAB	2/13/17
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	10-K	000-53500	101.PRE	2/13/17

II-3

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(1)           To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(i)           Include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)          Reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)        Include any material or changed information with respect to the plan of distribution not previously disclosed in the registration statement or an material change to such information in the registration statement.

(2)           That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)           Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)           That, for the purpose of determining liability under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)           Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 of Regulation C of the Securities Act;

(ii)          Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)        The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

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(iv)        Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Peoria, Arizona, on February 22, 2017.

Creative Medical Technology Holdings, Inc.

By:	/s/ Timothy Warbington
Timothy Warbington, CEO

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates stated.

Name	Title	Date

/s/ Timothy Warbington
Timothy Warbington	Chairman, President & CEO (Principal Executive Officer)	February 22, 2017

/s/ Donald Dickerson
Donald Dickerson	Director & CFO (Principal Financial and Accounting Officer)	February 22, 2017

/s/ Thomas Ichim
Thomas Ichim, PhD	Director	February 22, 2017

/s/ Amit Patel
Amit Patel, MD	Director	February 22, 2017

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